FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

New Century Mortgage Securities LLC	1303871
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, February 16, 2005, Series 2005-1	333-119243

Name of Person Filing the Document
(If Other than the Registrant)



05045150



SEC MAIL PROCESSING SECTION
RECEIVED
FEB 17 2005
WASH, D.C.
152

PROCESSED
FEB 22 2005
THOMSON FINANCIAL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 16, 2005

NEW CENTURY MORTGAGE SECURITIES LLC



By: ______________________________

Name: KEVIN CLOYD

Title: EXECUTIVE VICE PRESIDENT

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.2	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The information herein has been prepared solely for informational purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instr
security or instrument or to engage in a transaction would be made only after a prospective participant had completed its own independent investigation of the transactic
including, where applicable, a review of any offering circular or memorandum describing such security or instrument which would contain material information not contaii
any such offering, this information shall be deemed superseded and replaced in its entirety by such offering circular or memorandum. No representation or warranty car
herein, or that any future offer of securities or transactions would conform to the terms hereof. Morgan Stanley and its affiliates disclaim any and all liability relating to thi

The following information may contain general, summary discussions of certain tax, regulatory, accounting and/or legal issues relevant to the proposed transaction. Any
complete for any particular recipient's specific facts and circumstances. Morgan Stanley is not offering and does not purport to offer tax, regulatory, accounting or legal a
to entering into any proposed transaction, recipients should determine, in consultation with their own legal, tax, regulatory and accounting advisors, the economic risks a
and consequences, of the transaction.

The projections or other estimates in these materials (if any), including estimates of returns or performance, are forward-looking statements based upon certain assumpt
depend upon events outside the issuer's or counterparty's control. Actual events may differ from those assumed and changes to any assumptions may have a material
account may occur and may significantly affect the analysis. Certain assumptions may have been made for modeling purposes only to simplify the presentation and/or c
that any such assumptions will reflect actual future events. Accordingly, there can be no assurance that estimated returns or projections will be realized or that actual re
herein. Any such estimated returns and projections should be viewed as hypothetical. Recipients should conduct their own analysis, using such assumptions as they di
a decision regarding these transactions. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice.

Notwithstanding any other express or implied agreement, arrangement, or understanding to the contrary, Morgan Stanley and each recipient hereof are deemed to agre
representatives, and other agents) may disclose to any and all persons, without limitation of any kind from the commencement of discussions, the U.S. federal income ta
to understanding the tax treatment of the transaction described herein ("tax structure") and all materials of any kind (including opinions or other tax analyses) that are prc
where confidentiality is reasonably necessary to comply with securities laws (including, where applicable, confidentiality regarding the identity of an issuer of securities o

The offer or sale of securities or transactions may be restricted by law. Additionally, transfers of any such securities or instruments may be limited by law or the terms th
has taken or will take any action in any jurisdiction that would permit a public offering of Notes, or possession or distribution of any offering material in relation thereto, in
are required to inform themselves of and comply with any legal or contractual restrictions on their purchase, holding, sale, exercise of rights or performance of obligation
responsibility to notify you of any changes to the attached information. Morgan Stanley & Co. Incorporated, its affiliates and others associated with it may have positions

With respect to any UK recipients, this communication is directed only to those persons who are market counterparties or intermediate customers (as defined in the UK I

Asset Backed Certificates
NCHET
2005-1

A-2b				
Month	Effective AFC	Cash Cap	1m LR	6m LR
1	7.20	2.80	2.5900	3.0000
2	6.50	2.94	2.7338	3.1316
3	6.72	3.16	2.9461	3.2529
4	6.51	3.34	3.1343	3.3499
5	6.73	3.39	3.1812	3.4310
6	6.52	3.48	3.2737	3.5115
7	6.52	3.60	3.3932	3.5875
8	6.74	3.66	3.4523	3.6526
9	6.53	3.73	3.5219	3.7080
10	6.75	3.83	3.6166	3.7590
11	6.54	3.87	3.6589	3.8047
12	6.55	3.93	3.7181	3.8426
13	7.26	4.00	3.7926	3.8746
14	6.57	3.99	3.7768	3.9019
15	6.80	4.03	3.8207	3.9308
16	6.59	4.09	3.8836	3.9556
17	6.81	4.09	3.8812	3.9766
18	6.60	4.11	3.9018	3.9986
19	6.61	4.16	3.9536	4.0208

Effective AFC = Available Funds Cap + Cap Paymei
Cash Cap = Annualized coupon based on total inter

ument or to participate in any trading strategy. Any such offer to buy or sell any
on and received all information it required to make its own investment decision,
ned herein and to which prospective participants are referred. In the event of
n be given with respect to the accuracy or completeness of the information
is information.

such discussion is necessarily generic and may not be applicable to or
advice and this information should not and cannot be relied upon as such. Prior
and merits, as well as the legal, tax, regulatory and accounting characteristics

tions and are preliminary in nature. Actual results are difficult to predict and may
impact on any projections or estimates. Other events which were not taken into
calculation of any projections or estimates, and Morgan Stanley does not purport
turns or performance results will not be materially different than those estimated
eem appropriate, and should fully consider other available information in making

e that both Morgan Stanley and such recipient (and their respective employees,
ax treatment of the transaction ("tax treatment") and any fact that may be relevant
ovided to such person relating to such tax treatment and tax structure, except
r its affiliates, agents and advisors).

ereof. Unless noted herein, neither Morgan Stanley or any issuer of securities
any country or jurisdiction where action for such purpose is required. Recipients
s under any transaction. Morgan Stanley does not undertake or have any
s in, and may effect transactions in, securities and instruments of issuers

Financial Services Authority's rules).

nt on Classes Covered / Beginbal of Classes Covered * 360 / actual
est paid

20	6.84	4.16	3.9482	4.0385
21	6.63	4.18	3.9670	4.0565
22	6.87	4.22	4.0094	4.0724
23	6.68	4.22	4.0105	4.0866
24	7.84	4.24	4.0313	4.0998
25	8.72	4.28	4.0666	4.1119
26	7.89	4.26	4.0529	4.1231
27	8.17	4.27	4.0601	4.1360
28	7.93	4.30	4.0917	4.1506
29	8.22	4.30	4.0881	4.1638
30	8.91	4.31	4.1011	4.1790
31	8.94	4.34	4.1294	4.1950
32	9.26	4.34	4.1301	4.2092
33	8.98	4.36	4.1456	4.2229
34	9.30	4.38	4.1709	4.2354
35	9.02	4.39	4.1772	4.2476
36	9.23	4.40	4.1945	4.2585
37	9.89	4.43	4.2173	4.2691
38	9.00	4.42	4.2098	4.2795
39	9.29	4.43	4.2198	4.2913
40	8.98	4.45	4.2415	4.3043
41	9.27	4.45	4.2422	4.3165
42	9.06	4.47	4.2560	4.3318
43	9.05	4.49	4.2764	4.3479
44	9.34	4.49	4.2804	4.3622
45	9.03	4.51	4.2956	4.3810
46	9.33	4.52	4.3148	4.4000
47	9.02	4.54	4.3313	4.4195
48	9.09	4.56	4.3501	4.4390
49	10.06	4.58	4.3681	4.4582
50	9.08	4.60	4.3887	4.4647
51	9.37	4.62	4.4078	4.4663
52	9.06	4.64	4.4275	4.4675
53	9.35	4.66	4.4466	4.4676
54	9.06	4.67	4.4600	4.4677
55	9.05	4.62	4.4067	4.4689
56	9.34	4.61	4.3988	4.4870
57	9.03	4.62	4.4139	4.5142
58	9.32	4.64	4.4293	4.5412
59	9.01	-	4.4454	4.5692

-	-	4.9617	5.0652
-	-	4.969	5.0787
	-		

The information herein has been prepared solely for informational purposes and is not an offer to buy or sell or a solicitation of an offer to buy or
any security or instrument or to engage in a transaction would be made only after a prospective participant had completed its own independent in
decision, including, where applicable, a review of any offering circular or memorandum describing such security or instrument which would cont
the event of any such offering, this information shall be deemed superseded and replaced in its entirety by such offering circular or memorandum.
information herein, or that any future offer of securities or transactions would conform to the terms hereof. Morgan Stanley and its affiliates discl

The following information may contain general, summary discussions of certain tax, regulatory, accounting and/or legal issues relevant to the pro
complete for any particular recipient's specific facts and circumstances. Morgan Stanley is not offering and does not purport to offer tax, regulato
Prior to entering into any proposed transaction, recipients should determine, in consultation with their own legal, tax, regulatory and accounting a
characteristics and consequences, of the transaction.

The projections or other estimates in these materials (if any), including estimates of returns or performance, are forward-looking statements based
may depend upon events outside the issuer's or counterparty's control. Actual events may differ from those assumed and changes to any assumpt
into account may occur and may significantly affect the analysis. Certain assumptions may have been made for modeling purposes only to simpli
purport that any such assumptions will reflect actual future events. Accordingly, there can be no assurance that estimated returns or projections w
estimated herein. Any such estimated returns and projections should be viewed as hypothetical. Recipients should conduct their own analysis, us
in making a decision regarding these transactions. Past performance is not necessarily indicative of future results. Price and availability are subj

Notwithstanding any other express or implied agreement, arrangement, or understanding to the contrary, Morgan Stanley and each recipient herec
representatives, and other agents) may disclose to any and all persons, without limitation of any kind from the commencement of discussions, the
relevant to understanding the tax treatment of the transaction described herein ("tax structure") and all materials of any kind (including opinions c
except where confidentiality is reasonably necessary to comply with securities laws (including, where applicable, confidentiality regarding the ide

The offer or sale of securities or transactions may be restricted by law. Additionally, transfers of any such securities or instruments may be limite
has taken or will take any action in any jurisdiction that would permit a public offering of Notes, or possession or distribution of any offering mat
Recipients are required to inform themselves of and comply with any legal or contractual restrictions on their purchase, holding, sale, exercise of
have any responsibility to notify you of any changes to the attached information. Morgan Stanley & Co. Incorporated, its affiliates and others ass

With respect to any UK recipients, this communication is directed only to those persons who are market counterparties or intermediate customers

Asset Backed Certificates
NCHET 2005-1

Excess Interest Shown before payback of basis risk shortfalls - Does not include Cap Cash Flow

FORWARD + 200						
Per	Date	[illegible] Balance	Excess In[illegible]	[illegible] Month LIBOR	[illegible] Month LIBOR	[illegible]
1	3/25/2005	#############	9,745,351.19	2.59	3	3.91%
2	4/25/2005	#############	3,686,494.58	4.7338	5.1316	1.49%
3	5/25/2005	#############	3,559,784.79	4.9461	5.2529	1.44%
4	6/25/2005	#############	2,654,871.47	5.1343	5.3499	1.09%
5	7/25/2005	#############	2,944,284.86	5.1812	5.431	1.22%
6	8/25/2005	#############	2,264,055.65	5.2737	5.5115	0.95%
7	9/25/2005	#############	1,952,550.08	5.3932	5.5875	0.83%
8	########	#############	2,215,750.52	5.4523	5.6526	0.96%
9	########	#############	1,597,892.16	5.5219	5.708	0.71%
10	########	#############	1,781,989.59	5.6166	5.759	0.81%
11	1/25/2006	#############	1,240,446.93	5.6589	5.8047	0.58%
12	2/25/2006	#############	1,089,925.87	5.7181	5.8426	0.52%
13	3/25/2006	#############	2,118,000.96	5.7926	5.8746	1.04%
14	4/25/2006	#############	928,716.91	5.7768	5.9019	0.47%
15	5/25/2006	#############	1,206,280.42	5.8207	5.9308	0.63%
16	6/25/2006	#############	694,421.93	5.8836	5.9556	0.37%
17	7/25/2006	#############	1,048,703.24	5.8812	5.9766	0.58%
18	8/25/2006	#############	638,906.96	5.9018	5.9986	0.36%
19	9/25/2006	#############	540,897.45	5.9536	6.0208	0.32%
20	########	#############	877,634.36	5.9482	6.0385	0.53%

21	########	#############	504,980.12	5.967	6.0565	0.31%
22	########	#############	751,984.85	6.0094	6.0724	0.48%
23	1/25/2007	#############	436,303.51	6.0105	6.0866	0.29%
24	2/25/2007	#############	1,891,160.05	6.0313	6.0998	1.32%
25	3/25/2007	#############	2,665,592.86	6.0666	6.1119	1.96%
26	4/25/2007	#############	1,765,424.63	6.0529	6.1231	1.37%
27	5/25/2007	#############	1,924,950.80	6.0601	6.136	1.56%
28	6/25/2007	#############	1,588,722.12	6.0917	6.1506	1.33%
29	7/25/2007	#############	1,785,834.36	6.0881	6.1638	1.55%
30	8/25/2007	#############	2,617,784.64	6.1011	6.179	2.35%
31	9/25/2007	#############	2,565,908.54	6.1294	6.195	2.38%
32	########	#############	2,697,818.67	6.1301	6.2092	2.58%
33	########	#############	2,392,034.58	6.1456	6.2229	2.36%
34	########	#############	2,494,636.13	6.1709	6.2354	2.54%
35	1/25/2008	#############	2,221,064.46	6.1772	6.2476	2.34%
36	2/25/2008	#############	3,075,713.29	6.1945	6.2585	3.34%
37	3/25/2008	#############	3,372,454.20	6.2173	6.2691	3.79%
38	4/25/2008	#############	2,759,129.53	6.2098	6.2795	3.20%
39	5/25/2008	#############	2,853,587.41	6.2198	6.2913	3.41%
40	6/25/2008	971,623,463.19	2,576,407.54	6.2415	6.3043	3.18%
41	7/25/2008	941,309,784.24	2,657,717.20	6.2422	6.3165	3.39%
42	8/25/2008	911,986,621.77	2,674,150.59	6.256	6.3318	3.52%
43	9/25/2008	883,650,891.01	2,581,852.57	6.2764	6.3479	3.51%
44	########	856,239,237.17	2,640,674.15	6.2804	6.3622	3.70%
45	########	829,719,028.33	2,394,403.56	6.2956	6.381	3.46%
46	########	804,060,264.53	2,441,180.55	6.3148	6.4	3.64%
47	1/25/2009	779,233,976.35	2,208,884.92	6.3313	6.4195	3.40%
48	2/25/2009	755,212,226.92	2,187,808.65	6.3501	6.439	3.48%
49	3/25/2009	731,975,609.04	2,493,344.88	6.3681	6.4582	4.09%
50	4/25/2009	709,490,269.51	2,016,642.34	6.3887	6.4647	3.41%
51	5/25/2009	687,730,640.68	2,057,139.30	6.4078	6.4663	3.59%
52	6/25/2009	666,672,422.41	1,854,680.99	6.4275	6.4675	3.34%
53	7/25/2009	646,292,147.04	1,894,840.77	6.4466	6.4676	3.52%
54	8/25/2009	626,567,164.51	1,727,102.05	6.46	6.4677	3.31%
55	9/25/2009	607,477,599.17	1,692,277.38	6.4067	6.4689	3.34%
56	########	589,000,228.53	1,740,817.74	6.3988	6.487	3.55%
57	########	571,114,565.60	1,570,293.53	6.4139	6.5142	3.30%
58	########	553,800,900.19	1,606,703.88	6.4293	6.5412	3.48%
59	1/25/2010	537,040,195.41	1,446,898.01	6.4454	6.5692	3.23%
60	2/25/2010	520,814,075.95	1,420,729.05	6.4669	6.597	3.27%
61	3/25/2010	505,108,350.57	1,625,062.05	6.5237	6.6236	3.86%
62	4/25/2010	489,902,107.83	1,288,818.66	6.5555	6.6324	3.16%
63	5/25/2010	475,178,731.75	1,323,039.41	6.5735	6.6352	3.34%
64	6/25/2010	460,922,230.25	1,185,151.95	6.5916	6.6376	3.09%
65	7/25/2010	447,117,155.30	1,219,003.25	6.6088	6.6391	3.27%
66	8/25/2010	433,748,591.26	1,101,705.73	6.6192	6.6409	3.05%
67	9/25/2010	420,803,133.14	1,077,187.33	6.5759	6.6442	3.07%
68	########	408,265,799.20	1,114,692.90	6.5723	6.663	3.28%
69	########	396,123,114.16	998,090.06	6.587	6.6902	3.02%
70	########	384,362,086.52	1,028,542.23	6.6018	6.7172	3.21%
71	1/25/2011	372,970,165.31	918,960.05	6.6174	6.7451	2.96%
72	2/25/2011	361,935,232.80	902,339.82	6.6386	6.7727	2.99%
73	3/25/2011	351,248,081.41	1,051,299.49	6.6971	6.799	3.59%
74	4/25/2011	340,894,871.42	815,377.43	6.7289	6.8062	2.87%
75	5/25/2011	330,864,508.38	843,476.07	6.7462	6.8069	3.06%
76	6/25/2011	321,146,435.54	748,717.13	6.7634	6.8073	2.80%

77	7/25/2011	311,730,452.47	776,346.66	6.7798	6.8068	2.99%
78	8/25/2011	302,606,706.82	694,072.85	6.7887	6.8067	2.75%
79	9/25/2011	293,766,206.74	601,282.14	6.7395	6.8075	2.46%
80	########	285,199,186.71	636,268.12	6.7337	6.8211	2.68%
81	########	276,896,748.50	555,703.57	6.7478	6.8406	2.41%
82	########	268,850,300.83	584,939.63	6.7619	6.8596	2.61%
83	1/25/2012	261,051,541.28	509,136.60	6.7768	6.8794	2.34%
84	2/25/2012	253,492,449.96	496,799.49	6.7938	6.8986	2.35%
85	3/25/2012	246,166,466.84	570,438.93	6.8249	6.9169	2.78%
86	4/25/2012	239,064,898.16	450,964.09	6.846	6.9229	2.26%
87	5/25/2012	232,180,424.53	478,308.25	6.861	6.9244	2.47%
88	6/25/2012	225,506,050.15	416,636.06	6.8764	6.9259	2.22%
89	7/25/2012	219,035,013.22	445,646.86	6.8909	6.9264	2.44%
90	8/25/2012	212,760,780.01	391,683.93	6.8993	6.9275	2.21%
91	9/25/2012	206,677,343.09	387,274.86	6.8591	6.9301	2.25%
92	########	200,778,271.52	416,415.10	6.8554	6.9468	2.49%
93	########	195,057,655.63	364,484.44	6.8685	6.9715	2.24%
94	########	189,509,790.53	389,635.72	6.8815	6.9957	2.47%
95	1/25/2013	184,129,161.20	340,984.14	6.8953	7.0209	2.22%
96	2/25/2013	178,910,439.22	337,542.00	6.9144	7.0456	2.26%
97	3/25/2013	173,849,519.83	424,013.87	6.968	7.0689	2.93%
98	4/25/2013	168,940,363.64	309,427.68	6.9969	7.0745	2.20%
99	5/25/2013	164,178,086.14	331,343.46	7.0117	7.0737	2.42%
100	6/25/2013	159,558,032.67	289,370.16	7.0267	7.0729	2.18%
101	7/25/2013	155,075,702.49	310,388.41	7.0407	7.0712	2.40%
102	8/25/2013	150,726,745.13	273,441.30	7.0478	7.07	2.18%
103	9/25/2013	146,507,130.92	271,924.01	6.9997	7.0704	2.23%
104	########	142,412,599.64	293,108.76	6.9932	7.0863	2.47%
105	########	138,439,216.23	257,841.66	7.0057	7.1105	2.23%
106	########	134,583,175.86	275,954.21	7.0182	7.1343	2.46%
107	1/25/2014	130,840,798.86	242,885.66	7.0315	7.1591	2.23%
108	2/25/2014	127,208,528.43	240,491.65	7.0502	7.1834	2.27%
109	3/25/2014	123,683,611.63	300,899.25	7.1037	7.2058	2.92%
110	4/25/2014	120,262,026.76	222,277.21	7.1322	7.2075	2.22%
111	5/25/2014	116,940,509.38	238,242.03	7.1465	7.2018	2.44%
112	6/25/2014	113,715,947.20	210,060.46	7.1608	7.1961	2.22%
113	7/25/2014	110,585,329.56	225,329.13	7.1741	7.1893	2.45%
114	8/25/2014	107,545,744.66	199,797.52	7.1785	7.1832	2.23%
115	9/25/2014	104,594,373.49	200,600.26	7.1125	7.1781	2.30%
116	########	101,728,484.05	215,943.20	7.0998	7.1868	2.55%
117	########	98,945,447.26	192,179.67	7.1113	7.2026	2.33%
118	########	96,242,711.76	204,962.65	7.1229	7.2178	2.56%
119	1/25/2015	93,617,808.98	182,725.99	7.1353	7.2338	2.34%
120	2/25/2015	91,068,701.39	180,125.23	7.1491	7.2491	2.37%
121	3/25/2015	88,593,746.72	223,307.08	7.1724	7.2631	3.02%
122	4/25/2015	86,190,156.47	170,822.92	7.1897	7.2622	2.38%
123	5/25/2015	83,855,235.20	181,963.81	7.2018	7.2556	2.60%
124	6/25/2015	81,586,890.10	163,179.12	7.2144	7.249	2.40%
125	7/25/2015	79,383,095.80	173,759.95	7.226	7.2415	2.63%
126	8/25/2015	77,241,892.18	156,426.60	7.2291	7.2346	2.43%
127	9/25/2015	75,161,331.34	157,114.52	7.1648	7.2291	2.51%
128	########	73,139,623.77	167,745.84	7.1517	7.2397	2.75%
129	########	71,174,998.99	152,128.99	7.1618	7.2575	2.56%
130	########	69,265,736.38	161,027.99	7.1719	7.2747	2.79%
131	1/25/2016	67,410,170.05	146,465.43	7.1829	7.2928	2.61%
132	2/25/2016	65,606,687.81	145,098.91	7.1971	7.3102	2.65%

133	3/25/2016	63,853,945.93	162,915.64	7.2333	7.3264	3.06%
134	4/25/2016	62,150,215.16	138,767.00	7.2534	7.328	2.68%
135	5/25/2016	60,494,016.48	146,366.30	7.2645	7.3241	2.90%
136	6/25/2016	58,883,933.32	134,111.91	7.276	7.3204	2.73%
137	7/25/2016	57,318,594.03	141,287.70	7.2865	7.3158	2.96%
138	8/25/2016	55,796,670.52	130,220.20	7.2903	7.3119	2.80%
139	9/25/2016	54,316,880.29	130,298.27	7.2407	7.3087	2.88%
140	########	52,877,970.61	137,270.39	7.2317	7.315	3.12%
141	########	51,478,737.65	127,172.21	7.2413	7.3269	2.96%
142	########	50,118,012.87	133,116.30	7.2508	7.3381	3.19%
143	1/25/2017	48,794,664.30	123,763.59	7.261	7.3501	3.04%
144	2/25/2017	47,507,595.70	122,757.33	7.2718	7.3613	3.10%
145	3/25/2017	46,255,842.55	141,757.33	7.2861	7.3709	3.68%
146	4/25/2017	45,038,277.88	119,641.09	7.2988	7.3641	3.19%
147	5/25/2017	43,853,898.08	124,625.57	7.3085	7.3509	3.41%
148	6/25/2017	42,701,737.54	116,953.37	7.3189	7.3378	3.29%
149	7/25/2017	41,580,860.67	121,604.79	7.328	7.3236	3.51%
150	8/25/2017	40,490,360.75	114,319.17	7.3267	7.3102	3.39%
151	9/25/2017	39,429,275.23	115,166.57	7.2429	7.2986	3.51%
152	########	38,396,835.91	119,769.55	7.2222	7.307	3.74%
153	########	37,392,224.53	113,641.51	7.2298	7.325	3.65%
154	########	36,414,641.28	117,326.29	7.2375	7.3424	3.87%
155	1/25/2018	35,463,310.83	111,683.63	7.2462	7.3608	3.78%
156	2/25/2018	34,537,481.86	111,218.75	7.2594	7.3785	3.86%
157	3/25/2018	33,636,519.02	122,122.78	7.3026	7.3945	4.36%
158	4/25/2018	32,759,623.59	108,810.36	7.3243	7.3922	3.99%
159	5/25/2018	31,906,103.75	111,786.74	7.3333	7.383	4.20%
160	6/25/2018	31,075,296.01	107,332.91	7.3426	7.374	4.14%
161	7/25/2018	30,266,557.14	110,053.21	7.3508	7.3639	4.36%
162	8/25/2018	29,479,263.42	106,005.86	7.3508	7.3547	4.32%
163	9/25/2018	28,712,783.11	106,265.36	7.2865	7.3471	4.44%
164	########	27,966,555.39	108,776.81	7.2715	7.3561	4.67%
165	########	27,240,014.58	105,373.57	7.2786	7.3736	4.64%
166	########	26,532,608.98	107,383.25	7.2857	7.3906	4.86%
167	1/25/2019	25,843,803.44	104,345.84	7.2939	7.4085	4.85%
168	2/25/2019	25,173,079.03	104,187.44	7.3065	7.4256	4.97%
169	3/25/2019	24,519,998.35	109,806.34	7.3497	7.4406	5.37%
170	4/25/2019	23,884,006.89	102,971.30	7.371	7.4331	5.17%
171	5/25/2019	23,264,625.96	104,443.48	7.3794	7.4176	5.39%
172	6/25/2019	22,661,396.03	102,260.89	7.388	7.402	5.42%
173	7/25/2019	22,073,871.20	103,531.08	7.3954	7.3854	5.63%
174	8/25/2019	21,501,618.77	101,506.26	7.3919	7.3695	5.67%
175	9/25/2019	20,944,175.59	101,722.70	7.3034	7.3544	5.83%
176	########	20,401,176.85	102,773.94	7.2803	7.352	6.05%
177	########	19,872,230.91	101,316.30	7.2862	7.355	6.12%
178	########	19,356,953.88	102,030.65	7.2924	7.3572	6.33%
179	1/25/2020	18,854,973.12	100,835.85	7.2993	7.3603	6.42%
180	2/25/2020	18,366,173.00	100,607.38	7.3039	7.3624	6.57%
181	3/25/2020	17,899,171.24	101,730.60	7.2937	7.3632	6.82%
182	4/25/2020	17,446,630.35	100,255.72	7.2957	7.3516	6.90%
183	5/25/2020	17,005,636.63	100,522.00	7.3014	7.3351	7.09%
184	6/25/2020	16,575,877.32	99,907.25	7.3081	7.3187	7.23%
185	7/25/2020	16,157,048.82	100,018.15	7.3137	7.3014	7.43%
186	8/25/2020	15,748,856.23	98,530.43	7.3087	7.2848	7.51%
187	9/25/2020	15,350,972.32	97,478.96	7.2228	7.2698	7.62%
188	########	14,963,160.48	96,504.11	7.1994	7.2726	7.74%

189	########	14,585,153.63	95,371.35	7.2037	7.2837	7.85%
190	########	14,216,689.64	93,890.97	7.2082	7.2942	7.93%
191	1/25/2021	13,857,513.90	91,360.85	7.2136	7.3055	7.91%
192	2/25/2021	13,507,379.15	88,962.51	7.2216	7.3161	7.90%
193	3/25/2021	13,166,058.91	86,572.28	7.2478	7.325	7.89%
194	4/25/2021	12,833,306.55	84,241.15	7.2615	7.3166	7.88%
195	5/25/2021	12,508,894.11	81,973.34	7.2667	7.3015	7.86%
196	6/25/2021	12,192,601.48	79,767.06	7.2724	7.2865	7.85%
197	7/25/2021	11,884,214.84	77,620.33	7.2769	7.2706	7.84%
198	8/25/2021	11,583,526.39	75,435.37	7.2722	7.2556	7.81%
199	9/25/2021	11,290,312.47	73,399.46	7.1951	7.2423	7.80%
200	########	11,004,398.62	71,425.61	7.1738	7.2484	7.79%
201	########	10,725,595.91	69,504.90	7.1773	7.2636	7.78%
202	########	10,453,719.01	67,635.77	7.181	7.2783	7.76%
203	1/25/2022	10,188,587.78	65,816.87	7.1856	7.2939	7.75%
204	2/25/2022	9,930,027.19	64,113.98	7.1954	7.3088	7.75%
205	3/25/2022	9,677,882.80	62,394.04	7.2404	7.3219	7.74%
206	4/25/2022	9,431,973.56	60,714.57	7.26	7.3162	7.72%
207	5/25/2022	9,192,137.35	59,079.86	7.2649	7.3034	7.71%
208	6/25/2022	8,958,217.86	57,488.66	7.27	7.2908	7.70%
209	7/25/2022	8,730,063.10	55,939.70	7.2739	7.2772	7.69%
210	8/25/2022	8,507,525.30	54,387.35	7.2701	7.2645	7.67%
211	9/25/2022	8,290,450.00	52,917.37	7.2039	7.2536	7.66%
212	########	8,078,708.07	51,490.04	7.1857	7.2609	7.65%
213	########	7,872,164.54	50,100.46	7.189	7.2773	7.64%
214	########	7,670,687.20	48,747.54	7.1923	7.2931	7.63%
215	1/25/2023	7,474,147.43	47,430.38	7.1966	7.3098	7.62%
216	2/25/2023	7,282,420.15	46,196.69	7.2068	7.3258	7.61%
217	3/25/2023	7,095,395.84	44,949.79	7.2571	7.3399	7.60%
218	4/25/2023	6,912,943.95	43,731.92	7.2783	7.3343	7.59%
219	5/25/2023	6,734,948.35	42,545.98	7.283	7.3212	7.58%
220	6/25/2023	6,561,296.99	41,391.11	7.2878	7.3083	7.57%
221	7/25/2023	6,391,880.86	40,266.43	7.2914	7.2945	7.56%
222	8/25/2023	6,226,593.86	39,143.21	7.2873	7.2815	7.54%
223	9/25/2023	6,065,325.55	38,075.15	7.2209	7.2697	7.53%
224	########	5,907,982.54	37,037.35	7.2024	7.2729	7.52%
225	########	5,754,467.67	36,026.60	7.2055	7.2825	7.51%
226	########	5,604,685.73	35,042.15	7.2085	7.2916	7.50%
227	1/25/2024	5,458,544.03	34,083.30	7.2124	7.3015	7.49%
228	2/25/2024	5,315,952.34	33,163.85	7.219	7.3106	7.49%
229	3/25/2024	5,176,826.67	32,254.90	7.2449	7.3184	7.48%
230	4/25/2024	5,041,077.70	31,368.18	7.2568	7.3112	7.47%
231	5/25/2024	4,908,621.79	30,504.43	7.2605	7.2985	7.46%
232	6/25/2024	4,779,377.87	29,663.02	7.2646	7.286	7.45%
233	7/25/2024	4,653,266.98	28,843.33	7.2677	7.2726	7.44%
234	8/25/2024	4,530,212.24	28,024.96	7.2634	7.2601	7.42%
235	9/25/2024	4,410,133.32	27,246.31	7.2005	7.2488	7.41%
236	########	4,292,962.73	26,489.24	7.1829	7.2513	7.40%
237	########	4,178,629.85	25,751.67	7.1855	7.2609	7.40%
238	########	4,067,065.47	25,033.09	7.188	7.2698	7.39%
239	1/25/2025	3,958,202.17	24,333.01	7.1914	7.2796	7.38%
240	2/25/2025	3,852,168.68	23,660.77	7.1976	7.2886	7.37%
241	3/25/2025	3,752,668.77	23,026.23	7.2239	7.2955	7.36%
242	4/25/2025	3,656,518.45	22,413.12	7.2363	7.2824	7.36%
243	5/25/2025	3,562,667.47	21,815.61	7.2395	7.2619	7.35%
244	6/25/2025	3,471,060.01	21,233.31	7.2431	7.2415	7.34%

245	7/25/2025	3,381,641.72	20,665.74	7.2455	7.2201	7.33%
246	8/25/2025	3,294,359.62	20,090.93	7.237	7.1995	7.32%
247	9/25/2025	3,209,155.78	19,551.14	7.1438	7.1808	7.31%
248	########	3,125,986.29	19,026.54	7.1162	7.1816	7.30%
249	########	3,044,802.60	18,515.23	7.1176	7.1913	7.30%
250	########	2,965,556.96	18,016.85	7.1193	7.2004	7.29%
251	1/25/2026	2,888,202.80	17,531.05	7.1219	7.2104	7.28%
252	2/25/2026	2,812,694.76	17,061.37	7.1278	7.2196	7.28%
253	3/25/2026	2,738,989.77	16,600.13	7.1573	7.2269	7.27%
254	4/25/2026	2,667,043.65	16,150.04	7.1702	7.2153	7.27%
255	5/25/2026	2,596,814.22	15,711.30	7.1727	7.1966	7.26%
256	6/25/2026	2,528,260.54	15,283.60	7.1755	7.178	7.25%
257	7/25/2026	2,461,342.68	14,866.65	7.1772	7.1585	7.25%
258	8/25/2026	2,396,021.73	14,448.31	7.1692	7.1399	7.24%
259	9/25/2026	2,332,256.05	14,051.71	7.0859	7.1231	7.23%
260	########	2,270,012.37	13,665.91	7.0609	7.1255	7.22%
261	########	2,209,254.88	13,289.80	7.0618	7.1369	7.22%
262	########	2,149,948.37	12,923.14	7.0629	7.1477	7.21%
263	1/25/2027	2,092,058.55	12,565.68	7.0649	7.1593	7.21%
264	2/25/2027	2,035,551.93	12,220.71	7.0714	7.1702	7.20%
265	3/25/2027	1,980,397.00	11,881.17	7.1093	7.1792	7.20%
266	4/25/2027	1,926,560.83	11,549.79	7.1246	7.1692	7.19%
267	5/25/2027	1,874,012.25	11,226.72	7.1267	7.152	7.19%
268	6/25/2027	1,822,720.97	10,911.75	7.1289	7.1349	7.18%
269	7/25/2027	1,772,657.46	10,604.66	7.1301	7.1169	7.18%
270	8/25/2027	1,723,792.89	10,298.92	7.1226	7.0998	7.17%
271	9/25/2027	1,676,097.06	10,006.82	7.047	7.0841	7.16%
272	########	1,629,544.64	9,722.51	7.0241	7.085	7.16%
273	########	1,584,109.04	9,445.32	7.0247	7.0927	7.16%
274	########	1,539,764.12	9,175.07	7.0253	7.0999	7.15%
275	1/25/2028	1,496,484.41	8,911.59	7.0269	7.1078	7.15%
276	2/25/2028	1,454,245.02	8,655.78	7.0313	7.1151	7.14%
277	3/25/2028	1,413,022.06	8,405.44	7.0571	7.1212	7.14%
278	4/25/2028	1,372,791.49	8,161.24	7.0673	7.1144	7.13%
279	5/25/2028	1,333,530.15	7,923.15	7.0686	7.1028	7.13%
280	6/25/2028	1,295,215.49	7,691.04	7.0703	7.0914	7.13%
281	7/25/2028	1,257,825.47	7,464.74	7.071	7.0792	7.12%
282	8/25/2028	1,221,338.62	7,241.60	7.0661	7.0679	7.12%
283	9/25/2028	1,185,733.08	7,026.44	7.015	7.0581	7.11%
284	########	1,150,989.26	6,816.88	6.9996	7.0637	7.11%
285	########	1,117,087.23	6,612.57	7.0002	7.0772	7.10%
286	########	1,084,007.48	6,413.41	7.0006	7.09	7.10%
287	1/25/2029	1,051,730.96	6,219.26	7.0019	7.1037	7.10%
288	2/25/2029	1,020,239.05	6,031.99	7.0092	7.1168	7.09%
289	3/25/2029	989,514.32	5,847.56	7.0573	7.1279	7.09%
290	4/25/2029	959,538.31	5,667.62	7.0756	7.1196	7.09%
291	5/25/2029	930,293.64	5,492.23	7.0772	7.104	7.08%
292	6/25/2029	901,763.41	5,321.25	7.0789	7.0886	7.08%
293	7/25/2029	873,931.12	5,154.60	7.0795	7.0724	7.08%
294	8/25/2029	846,780.64	4,990.30	7.0725	7.057	7.07%
295	9/25/2029	820,295.54	4,831.91	7.0053	7.0435	7.07%
296	########	794,461.16	4,677.68	6.9847	7.0487	7.07%
297	########	769,262.51	4,527.36	6.9849	7.0629	7.06%
298	########	744,684.94	4,380.85	6.9852	7.0766	7.06%
299	1/25/2030	720,714.12	4,238.08	6.9864	7.0911	7.06%
300	2/25/2030	697,347.41	4,100.12	6.994	7.105	7.06%

301	3/25/2030	674,574.33	3,964.70	7.0457	7.1169	7.05%
302	4/25/2030	652,382.01	3,832.74	7.0651	7.1092	7.05%
303	5/25/2030	630,741.06	3,704.14	7.0666	7.0941	7.05%
304	6/25/2030	609,638.76	3,578.83	7.0682	7.0792	7.04%
305	7/25/2030	589,062.71	3,456.73	7.0687	7.0634	7.04%
306	8/25/2030	569,000.78	3,336.77	7.0619	7.0486	7.04%
307	9/25/2030	549,440.74	3,220.83	6.9971	7.0356	7.03%
308	########	530,371.42	3,107.94	6.9772	7.0412	7.03%
309	########	511,781.52	2,997.97	6.9773	7.0559	7.03%
310	########	493,660.02	2,890.83	6.9775	7.07	7.03%
311	1/25/2031	475,996.09	2,786.47	6.9786	7.0849	7.02%
312	2/25/2031	458,779.21	2,685.46	6.9864	7.0993	7.02%
313	3/25/2031	441,999.33	2,586.45	7.0401	7.1116	7.02%
314	4/25/2031	425,646.09	2,489.97	7.0601	7.1043	7.02%
315	5/25/2031	409,709.66	2,396.00	7.0616	7.0896	7.02%
316	6/25/2031	394,180.41	2,304.49	7.063	7.0751	7.02%
317	7/25/2031	379,048.94	2,215.36	7.0634	7.0598	7.01%
318	8/25/2031	364,306.08	2,128.07	7.0567	7.0453	7.01%
319	9/25/2031	349,942.65	2,043.55	6.994	7.0323	7.01%
320	########	335,950.09	1,961.30	6.9746	7.0354	7.01%
321	########	322,319.85	1,881.22	6.9747	7.0454	7.00%
322	########	309,043.54	1,803.26	6.9748	7.0548	7.00%
323	1/25/2032	296,113.00	1,727.37	6.9758	7.065	7.00%
324	2/25/2032	283,520.21	1,653.70	6.9811	7.0745	7.00%
325	3/25/2032	271,257.43	1,581.80	7.0176	7.0828	7.00%
326	4/25/2032	259,316.95	1,511.81	7.0309	7.0778	7.00%
327	5/25/2032	247,691.28	1,443.70	7.0318	7.0678	6.99%
328	6/25/2032	236,373.13	1,377.42	7.0329	7.058	6.99%
329	7/25/2032	225,355.35	1,312.93	7.0331	7.0475	6.99%
330	8/25/2032	214,630.98	1,250.02	7.0287	7.0379	6.99%
331	9/25/2032	204,193.12	1,188.97	6.9859	7.0298	6.99%
332	########	194,035.19	1,129.60	6.9727	7.0367	6.99%
333	########	184,150.68	1,071.85	6.9729	7.0514	6.98%
334	########	174,533.21	1,015.69	6.973	7.0656	6.98%
335	1/25/2033	165,176.57	961.07	6.974	7.0806	6.98%
336	2/25/2033	156,074.68	908.14	6.9817	7.095	6.98%
337	3/25/2033	147,221.65	856.50	7.0361	7.1073	6.98%
338	4/25/2033	138,611.59	806.28	7.0562	7.0998	6.98%
339	5/25/2033	130,238.82	757.47	7.0575	7.0848	6.98%
340	6/25/2033	122,097.77	710.03	7.0588	7.0701	6.98%
341	7/25/2033	114,183.02	663.92	7.059	7.0545	6.98%
342	8/25/2033	106,489.26	619.01	7.0522	7.0398	6.98%
343	9/25/2033	99,011.26	575.47	6.9887	7.027	6.97%
344	########	91,743.98	533.19	6.9691	7.0326	6.97%
345	########	84,682.47	492.12	6.9691	7.0471	6.97%
346	########	77,821.88	452.22	6.9691	7.0611	6.97%
347	1/25/2034	71,157.47	413.48	6.97	7.0759	6.97%
348	2/25/2034	64,684.60	375.92	6.9777	7.0901	6.97%
349	3/25/2034	58,398.77	339.41	7.0314	7.1022	6.97%
350	4/25/2034	52,295.52	303.96	7.0513	7.0942	6.97%
351	5/25/2034	46,370.52	269.55	7.0525	7.0787	6.98%
352	6/25/2034	40,619.52	236.16	7.0537	7.0634	6.98%
353	7/25/2034	35,038.40	203.77	7.0539	7.0473	6.98%
354	8/25/2034	29,623.10	172.33	7.0467	7.032	6.98%
355	9/25/2034	24,369.66	141.86	6.9813	7.0187	6.99%
356	########	19,274.23	112.31	6.9611	7.0237	6.99%

357	#########	14,333.02	83.67	6.9609	7.0376	7.01%
358	#########	9,542.34	55.9	6.9608	7.051	7.03%
359	1/25/2035	4901.63	29.02	6.9617	7.0652	7.10%
360	49365	432.41	3.12	6.969	7.0787	8.66%
Total						

sell any security or instrument or to participate in any trading strategy. Any such offer to buy or sell vestigation of the transaction and received all information it required to make its own investment ain material information not contained herein and to which prospective participants are referred. In . No representation or warranty can be given with respect to the accuracy or completeness of the laim any and all liability relating to this information.

posed transaction. Any such discussion is necessarily generic and may not be applicable to or ›ry, accounting or legal advice and this information should not and cannot be relied upon as such. ıdvisors, the economic risks and merits, as well as the legal, tax, regulatory and accounting

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›f are deemed to agree that both Morgan Stanley and such recipient (and their respective employees, U.S. federal income tax treatment of the transaction ("tax treatment") and any fact that may be ɔr other tax analyses) that are provided to such person relating to such tax treatment and tax structure, :ntity of an issuer of securities or its affiliates, agents and advisors).

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(as defined in the UK Financial Services Authority's rules).

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characteristics and consequences, of the transaction.

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With respect to any UK recipients, this communication is directed only to those persons who are market counterparties or intermediate customers

Asset Backed Certificates
NCHET 2005-1

Excess Interest Shown before payback of basis risk shortfalls - Does not include Cap Cash Flow

FORWARD

[illegible]	Date	Collat Balance	Excess Int	Month LIBOR	6 Month LIBOR	XS as %
1	3/25/2005	#############	9,745,351.19	2.59	3	3.91%
2	4/25/2005	#############	8,643,506.41	2.7338	3.1316	3.48%
3	5/25/2005	#############	8,323,562.07	2.9461	3.2529	3.38%
4	6/25/2005	#############	7,532,867.29	3.1343	3.3499	3.08%
5	7/25/2005	#############	7,611,207.63	3.1812	3.431	3.15%
6	8/25/2005	#############	7,020,950.89	3.2737	3.5115	2.94%
7	9/25/2005	#############	6,633,306.41	3.3932	3.5875	2.83%
8	########	#############	6,661,821.26	3.4523	3.6526	2.89%
9	########	#############	6,096,163.63	3.5219	3.708	2.70%
10	########	#############	6,032,641.43	3.6166	3.759	2.73%
11	1/25/2006	#############	5,518,053.06	3.6589	3.8047	2.56%
12	2/25/2006	#############	5,243,976.43	3.7181	3.8426	2.51%
13	3/25/2006	#############	5,760,535.17	3.7926	3.8746	2.83%
14	4/25/2006	#############	4,844,762.73	3.7768	3.9019	2.45%
15	5/25/2006	#############	4,885,565.85	3.8207	3.9308	2.54%
16	6/25/2006	#############	4,385,774.89	3.8836	3.9556	2.35%
17	7/25/2006	#############	4,516,717.78	3.8812	3.9766	2.49%
18	8/25/2006	#############	4,118,125.50	3.9018	3.9986	2.33%
19	9/25/2006	#############	3,918,534.58	3.9536	4.0208	2.28%
20	########	#############	4,050,659.42	3.9482	4.0385	2.43%

21	########	#############	3,687,381.78	3.967	4.0565	2.27%
22	########	#############	3,741,753.47	4.0094	4.0724	2.37%
23	1/25/2007	#############	3,363,810.69	4.0105	4.0866	2.24%
24	2/25/2007	#############	4,673,288.33	4.0313	4.0998	3.27%
25	3/25/2007	#############	5,048,402.12	4.0666	4.1119	3.72%
26	4/25/2007	#############	4,268,486.83	4.0529	4.1231	3.30%
27	5/25/2007	#############	4,223,194.29	4.0601	4.136	3.43%
28	6/25/2007	#############	3,880,225.73	4.0917	4.1506	3.26%
29	7/25/2007	#############	3,927,166.49	4.0881	4.1638	3.41%
30	8/25/2007	#############	4,566,776.09	4.1011	4.179	4.09%
31	9/25/2007	#############	4,438,951.45	4.1294	4.195	4.11%
32	########	#############	4,442,525.13	4.1301	4.2092	4.25%
33	########	#############	4,139,268.90	4.1456	4.2229	4.09%
34	########	#############	4,122,005.80	4.1709	4.2354	4.20%
35	1/25/2008	#############	3,847,545.11	4.1772	4.2476	4.05%
36	2/25/2008	#############	3,846,341.88	4.1945	4.2585	4.18%
37	3/25/2008	#############	3,965,347.42	4.2173	4.2691	4.45%
38	4/25/2008	#############	3,487,643.36	4.2098	4.2795	4.04%
39	5/25/2008	#############	3,510,751.55	4.2198	4.2913	4.20%
40	6/25/2008	971,094,108.05	3,267,205.58	4.2415	4.3043	4.04%
41	7/25/2008	940,695,294.46	3,280,347.60	4.2422	4.3165	4.18%
42	8/25/2008	911,293,095.90	3,118,678.87	4.256	4.3318	4.11%
43	9/25/2008	882,863,327.69	3,006,646.90	4.2764	4.3479	4.09%
44	########	855,363,622.91	3,011,859.72	4.2804	4.3622	4.23%
45	########	828,762,038.60	2,801,460.94	4.2956	4.381	4.06%
46	########	803,028,231.46	2,797,735.82	4.3148	4.4	4.18%
47	1/25/2009	778,132,904.10	2,598,819.09	4.3313	4.4195	4.01%
48	2/25/2009	754,047,798.58	2,547,593.62	4.3501	4.439	4.05%
49	3/25/2009	730,752,127.05	2,730,220.75	4.3681	4.4582	4.48%
50	4/25/2009	708,212,899.31	2,361,125.53	4.3887	4.4647	4.00%
51	5/25/2009	686,404,276.51	2,358,797.41	4.4078	4.4663	4.12%
52	6/25/2009	665,301,695.51	2,185,514.53	4.4275	4.4675	3.94%
53	7/25/2009	644,881,437.45	2,185,212.17	4.4466	4.4676	4.07%
54	8/25/2009	625,120,608.18	2,035,392.99	4.46	4.4677	3.91%
55	9/25/2009	605,998,418.69	1,993,783.58	4.4067	4.4689	3.95%
56	########	587,492,114.14	2,005,598.35	4.3988	4.487	4.10%
57	########	569,581,047.27	1,860,125.57	4.4139	4.5142	3.92%
58	########	552,245,307.49	1,861,887.52	4.4293	4.5412	4.05%
59	1/25/2010	535,465,666.72	1,725,578.80	4.4454	4.5692	3.87%
60	2/25/2010	519,223,571.41	1,693,772.24	4.4669	4.597	3.91%
61	3/25/2010	503,505,917.76	1,813,368.50	4.5237	4.6236	4.32%
62	4/25/2010	488,290,278.02	1,551,346.24	4.5555	4.6324	3.81%
63	5/25/2010	473,559,876.84	1,555,527.49	4.5735	4.6352	3.94%
64	6/25/2010	459,298,576.84	1,437,542.64	4.5916	4.6376	3.76%
65	7/25/2010	445,490,791.48	1,443,004.74	4.6088	4.6391	3.89%
66	8/25/2010	432,121,475.52	1,344,277.71	4.6192	4.6409	3.73%
67	9/25/2010	419,177,445.76	1,314,943.39	4.5759	4.6442	3.76%
68	########	406,643,235.16	1,326,334.72	4.5723	4.663	3.91%
69	########	394,505,246.97	1,226,616.10	4.587	4.6902	3.73%
70	########	382,750,383.19	1,232,397.66	4.6018	4.7172	3.86%
71	1/25/2011	371,365,991.57	1,138,633.51	4.6174	4.7451	3.68%
72	2/25/2011	360,339,861.18	1,117,555.50	4.6386	4.7727	3.72%
73	3/25/2011	349,663,524.85	1,206,911.53	4.6971	4.799	4.14%
74	4/25/2011	339,322,212.76	1,022,309.85	4.7289	4.8062	3.62%
75	5/25/2011	329,304,695.26	1,028,938.60	4.7462	4.8069	3.75%
76	6/25/2011	319,600,340.82	947,620.23	4.7634	4.8073	3.56%

77	7/25/2011	310,198,877.96	954,931.18	4.7798	4.8068	3.69%
78	8/25/2011	301,090,388.55	885,199.96	4.7887	4.8067	3.53%
79	9/25/2011	292,265,986.76	788,983.00	4.7395	4.8075	3.24%
80	########	283,715,665.15	805,212.86	4.7337	4.8211	3.41%
81	########	275,430,466.58	736,074.64	4.7478	4.8406	3.21%
82	########	267,401,746.32	747,571.38	4.7619	4.8596	3.35%
83	1/25/2012	259,621,151.45	682,479.29	4.7768	4.8794	3.15%
84	2/25/2012	252,080,615.75	666,628.07	4.7938	4.8986	3.17%
85	3/25/2012	244,773,901.50	710,923.71	4.8249	4.9169	3.49%
86	4/25/2012	237,691,900.09	614,180.87	4.846	4.9229	3.10%
87	5/25/2012	230,827,228.09	626,435.65	4.861	4.9244	3.26%
88	6/25/2012	224,172,853.38	573,146.22	4.8764	4.9259	3.07%
89	7/25/2012	217,721,979.85	586,784.72	4.8909	4.9264	3.23%
90	8/25/2012	211,468,042.25	540,594.57	4.8993	4.9275	3.07%
91	9/25/2012	205,405,094.43	532,462.48	4.8591	4.9301	3.11%
92	########	199,526,580.10	547,473.04	4.8554	4.9468	3.29%
93	########	193,826,560.80	502,556.91	4.8685	4.9715	3.11%
94	########	188,299,306.95	514,377.35	4.8815	4.9957	3.28%
95	1/25/2013	182,939,280.37	472,256.16	4.8953	5.0209	3.10%
96	2/25/2013	177,741,132.16	465,417.43	4.9144	5.0456	3.14%
97	3/25/2013	172,701,035.58	521,652.51	4.968	5.0689	3.62%
98	4/25/2013	167,812,629.79	430,886.34	4.9969	5.0745	3.08%
99	5/25/2013	163,070,993.47	441,243.33	5.0117	5.0737	3.25%
100	6/25/2013	158,471,456.82	404,717.05	5.0267	5.0729	3.06%
101	7/25/2013	154,009,505.04	414,814.98	5.0407	5.0712	3.23%
102	8/25/2013	149,680,775.15	382,900.69	5.0478	5.07	3.07%
103	9/25/2013	145,481,273.98	378,489.12	4.9997	5.0704	3.12%
104	########	141,406,677.72	389,632.20	4.9932	5.0863	3.31%
105	########	137,453,041.16	358,886.80	5.0057	5.1105	3.13%
106	########	133,616,550.34	367,519.81	5.0182	5.1343	3.30%
107	1/25/2014	129,893,517.22	338,645.23	5.0315	5.1591	3.13%
108	2/25/2014	126,280,378.12	333,617.32	5.0502	5.1834	3.17%
109	3/25/2014	122,774,553.03	372,978.92	5.1037	5.2058	3.65%
110	4/25/2014	119,371,831.69	310,490.46	5.1322	5.2075	3.12%
111	5/25/2014	116,068,932.28	318,245.19	5.1465	5.2018	3.29%
112	6/25/2014	112,862,738.33	293,524.84	5.1608	5.1961	3.12%
113	7/25/2014	109,750,235.47	301,039.27	5.1741	5.1893	3.29%
114	8/25/2014	106,728,508.92	278,699.32	5.1785	5.1832	3.13%
115	9/25/2014	103,794,736.52	277,171.66	5.1125	5.1781	3.20%
116	########	100,946,182.38	285,389.29	5.0998	5.1868	3.39%
117	########	98,180,217.62	264,457.16	5.1113	5.2026	3.23%
118	########	95,494,289.43	270,529.38	5.1229	5.2178	3.40%
119	1/25/2015	92,885,928.18	250,901.31	5.1353	5.2338	3.24%
120	2/25/2015	90,353,095.83	246,270.43	5.1491	5.2491	3.27%
121	3/25/2015	87,894,188.93	274,895.55	5.1724	5.2631	3.75%
122	4/25/2015	85,506,380.99	233,128.48	5.1897	5.2622	3.27%
123	5/25/2015	83,186,972.01	238,467.02	5.2018	5.2556	3.44%
124	6/25/2015	80,933,869.82	221,794.42	5.2144	5.249	3.29%
125	7/25/2015	78,745,049.95	226,901.33	5.226	5.2415	3.46%
126	8/25/2015	76,618,553.43	211,502.97	5.2291	5.2346	3.31%
127	9/25/2015	74,552,422.23	210,427.53	5.1648	5.2291	3.39%
128	########	72,544,879.12	216,036.51	5.1517	5.2397	3.57%
129	########	70,594,156.97	202,102.83	5.1618	5.2575	3.44%
130	########	68,698,536.99	206,279.26	5.1719	5.2747	3.60%
131	1/25/2016	66,856,355.31	193,247.87	5.1829	5.2928	3.47%
132	2/25/2016	65,066,002.03	190,304.76	5.1971	5.3102	3.51%

133	3/25/2016	63,326,182.54	201,009.29	5.2333	5.3264	3.81%
134	4/25/2016	61,635,122.67	180,961.84	5.2534	5.328	3.52%
135	5/25/2016	59,991,342.56	184,496.15	5.2645	5.3241	3.69%
136	6/25/2016	58,393,428.48	173,431.86	5.276	5.3204	3.56%
137	7/25/2016	56,840,011.66	176,781.41	5.2865	5.3158	3.73%
138	8/25/2016	55,329,767.07	166,777.88	5.2903	5.3119	3.62%
139	9/25/2016	53,861,416.01	165,489.07	5.2407	5.3087	3.69%
140	########	52,433,707.47	168,965.38	5.2317	5.315	3.87%
141	########	51,045,441.30	159,764.02	5.2413	5.3269	3.76%
142	########	49,695,452.23	162,429.30	5.2508	5.3381	3.92%
143	1/25/2017	48,382,611.53	153,869.07	5.261	5.3501	3.82%
144	2/25/2017	47,105,826.29	151,642.77	5.2718	5.3613	3.86%
145	3/25/2017	45,864,154.16	164,053.24	5.2861	5.3709	4.29%
146	4/25/2017	44,656,452.43	146,187.42	5.2988	5.3641	3.93%
147	5/25/2017	43,481,719.51	148,373.01	5.3085	5.3509	4.09%
148	6/25/2017	42,338,993.27	141,258.97	5.3189	5.3378	4.00%
149	7/25/2017	41,227,341.57	143,286.39	5.328	5.3236	4.17%
150	8/25/2017	40,145,861.11	136,488.36	5.3267	5.3102	4.08%
151	9/25/2017	39,093,577.55	136,267.23	5.2429	5.2986	4.18%
152	########	38,069,741.45	138,485.76	5.2222	5.307	4.37%
153	########	37,073,539.19	132,713.47	5.2298	5.325	4.30%
154	########	36,104,174.36	134,168.25	5.2375	5.3424	4.46%
155	1/25/2018	35,160,874.97	128,809.60	5.2462	5.3608	4.40%
156	2/25/2018	34,242,893.09	127,391.48	5.2594	5.3785	4.46%
157	3/25/2018	33,349,612.54	134,129.11	5.3026	5.3945	4.83%
158	4/25/2018	32,480,221.96	123,174.10	5.3243	5.3922	4.55%
159	5/25/2018	31,634,031.53	124,281.98	5.3333	5.383	4.71%
160	6/25/2018	30,810,381.11	119,951.02	5.3426	5.374	4.67%
161	7/25/2018	30,008,630.74	120,931.88	5.3508	5.3639	4.84%
162	8/25/2018	29,228,160.00	116,951.91	5.3508	5.3547	4.80%
163	9/25/2018	28,468,336.07	116,384.86	5.2865	5.3471	4.91%
164	########	27,728,605.50	117,335.30	5.2715	5.3561	5.08%
165	########	27,008,406.25	113,915.42	5.2786	5.3736	5.06%
166	########	26,307,189.77	114,482.84	5.2857	5.3906	5.22%
167	1/25/2019	25,624,423.96	111,379.22	5.2939	5.4085	5.22%
168	2/25/2019	24,959,592.97	110,479.10	5.3065	5.4256	5.31%
169	3/25/2019	24,312,272.23	113,691.02	5.3497	5.4406	5.61%
170	4/25/2019	23,681,900.21	107,854.60	5.371	5.4331	5.47%
171	5/25/2019	23,068,000.45	108,146.22	5.3794	5.4176	5.63%
172	6/25/2019	22,470,116.30	105,785.87	5.388	5.402	5.65%
173	7/25/2019	21,887,804.79	105,971.30	5.3954	5.3854	5.81%
174	8/25/2019	21,320,636.02	103,734.43	5.3919	5.3695	5.84%
175	9/25/2019	20,768,143.67	103,305.48	5.3034	5.3544	5.97%
176	########	20,229,971.67	103,403.78	5.2803	5.352	6.13%
177	########	19,705,731.61	101,671.43	5.2862	5.355	6.19%
178	########	19,195,042.25	101,522.19	5.2924	5.3572	6.35%
179	1/25/2020	18,697,533.54	100,018.26	5.2993	5.3603	6.42%
180	2/25/2020	18,213,092.40	99,222.70	5.3039	5.3624	6.54%
181	3/25/2020	17,750,338.48	99,427.99	5.2937	5.3632	6.72%
182	4/25/2020	17,301,937.43	97,803.84	5.2957	5.3516	6.78%
183	5/25/2020	16,864,977.94	97,419.35	5.3014	5.3351	6.93%
184	6/25/2020	16,439,149.64	96,438.38	5.3081	5.3187	7.04%
185	7/25/2020	16,024,151.25	95,777.32	5.3137	5.3014	7.17%
186	8/25/2020	15,619,690.16	94,056.48	5.3087	5.2848	7.23%
187	9/25/2020	15,225,436.61	92,774.63	5.2228	5.2698	7.31%
188	########	14,841,161.11	91,541.74	5.1994	5.2726	7.40%

189	########	14,466,599.08	90,225.87	5.2037	5.2837	7.48%
190	########	14,101,490.50	88,303.10	5.2082	5.2942	7.51%
191	1/25/2021	13,745,582.83	85,972.36	5.2136	5.3055	7.51%
192	2/25/2021	13,398,630.84	83,763.76	5.2216	5.3161	7.50%
193	3/25/2021	13,060,411.52	81,558.99	5.2478	5.325	7.49%
194	4/25/2021	12,730,678.73	79,407.02	5.2615	5.3166	7.48%
195	5/25/2021	12,409,206.28	77,312.08	5.2667	5.3015	7.48%
196	6/25/2021	12,095,775.97	75,272.59	5.2724	5.2865	7.47%
197	7/25/2021	11,790,175.81	73,286.79	5.2769	5.2706	7.46%
198	8/25/2021	11,492,199.82	71,261.39	5.2722	5.2556	7.44%
199	9/25/2021	11,201,624.01	69,375.48	5.1951	5.2423	7.43%
200	########	10,918,277.83	67,546.06	5.1738	5.2484	7.42%
201	########	10,641,974.19	65,764.69	5.1773	5.2636	7.42%
202	########	10,372,529.42	64,029.99	5.181	5.2783	7.41%
203	1/25/2022	10,109,765.02	62,340.78	5.1856	5.2939	7.40%
204	2/25/2022	9,853,507.54	60,759.84	5.1954	5.3088	7.40%
205	3/25/2022	9,603,605.47	59,160.45	5.2404	5.3219	7.39%
206	4/25/2022	9,359,877.91	57,597.51	5.26	5.3162	7.38%
207	5/25/2022	9,122,164.10	56,075.21	5.2649	5.3034	7.38%
208	6/25/2022	8,890,309.22	54,592.46	5.27	5.2908	7.37%
209	7/25/2022	8,664,162.73	53,148.11	5.2739	5.2772	7.36%
210	8/25/2022	8,443,578.24	51,698.89	5.2701	5.2645	7.35%
211	9/25/2022	8,228,401.85	50,326.37	5.2039	5.2536	7.34%
212	########	8,018,506.63	48,992.90	5.1857	5.2609	7.33%
213	########	7,813,758.98	47,693.85	5.189	5.2773	7.32%
214	########	7,614,027.98	46,428.26	5.1923	5.2931	7.32%
215	1/25/2023	7,419,186.26	45,195.34	5.1966	5.3098	7.31%
216	2/25/2023	7,229,109.97	44,040.35	5.2068	5.3258	7.31%
217	3/25/2023	7,043,691.60	42,871.70	5.2571	5.3399	7.30%
218	4/25/2023	6,862,800.95	41,729.48	5.2783	5.3343	7.30%
219	5/25/2023	6,686,322.95	40,616.51	5.283	5.3212	7.29%
220	6/25/2023	6,514,146.69	39,532.02	5.2878	5.3083	7.28%
221	7/25/2023	6,346,164.25	38,475.22	5.2914	5.2945	7.28%
222	8/25/2023	6,182,270.60	37,418.99	5.2873	5.2815	7.26%
223	9/25/2023	6,022,355.95	36,414.16	5.2209	5.2697	7.26%
224	########	5,866,328.35	35,437.22	5.2024	5.2729	7.25%
225	########	5,714,091.68	34,485.16	5.2055	5.2825	7.24%
226	########	5,565,551.69	33,557.31	5.2085	5.2916	7.24%
227	1/25/2024	5,420,616.65	32,653.03	5.2124	5.3015	7.23%
228	2/25/2024	5,279,197.25	31,785.39	5.219	5.3106	7.23%
229	3/25/2024	5,141,210.60	30,927.14	5.2449	5.3184	7.22%
230	4/25/2024	5,006,568.06	30,089.39	5.2568	5.3112	7.21%
231	5/25/2024	4,875,186.85	29,272.86	5.2605	5.2985	7.21%
232	6/25/2024	4,746,986.73	28,476.98	5.2646	5.286	7.20%
233	7/25/2024	4,621,889.59	27,701.19	5.2677	5.2726	7.19%
234	8/25/2024	4,499,819.33	26,926.34	5.2634	5.2601	7.18%
235	9/25/2024	4,380,696.19	26,188.57	5.2005	5.2488	7.17%
236	########	4,264,453.69	25,470.81	5.1829	5.2513	7.17%
237	########	4,151,021.95	24,771.15	5.1855	5.2609	7.16%
238	########	4,040,332.49	24,089.13	5.188	5.2698	7.15%
239	1/25/2025	3,932,318.60	23,424.28	5.1914	5.2796	7.15%
240	2/25/2025	3,827,109.70	22,785.45	5.1976	5.2886	7.14%
241	3/25/2025	3,728,410.30	22,183.63	5.2239	5.2955	7.14%
242	4/25/2025	3,633,037.00	21,602.10	5.2363	5.2824	7.14%
243	5/25/2025	3,539,940.17	21,035.04	5.2395	5.2619	7.13%
244	6/25/2025	3,449,064.63	20,482.08	5.2431	5.2415	7.13%

245	7/25/2025	3,360,356.63	19,942.80	5.2455	5.2201	7.12%
246	8/25/2025	3,273,763.78	19,396.68	5.237	5.1995	7.11%
247	9/25/2025	3,189,228.61	18,883.24	5.1438	5.1808	7.11%
248	########	3,106,707.91	18,383.93	5.1162	5.1816	7.10%
249	########	3,026,153.71	17,897.00	5.1176	5.1913	7.10%
250	########	2,947,518.75	17,422.11	5.1193	5.2004	7.09%
251	1/25/2026	2,870,757.01	16,958.95	5.1219	5.2104	7.09%
252	2/25/2026	2,795,823.64	16,510.82	5.1278	5.2196	7.09%
253	3/25/2026	2,722,676.06	16,070.58	5.1573	5.2269	7.08%
254	4/25/2026	2,651,270.55	15,640.76	5.1702	5.2153	7.08%
255	5/25/2026	2,581,565.43	15,221.54	5.1727	5.1966	7.08%
256	6/25/2026	2,513,520.19	14,812.66	5.1755	5.178	7.07%
257	7/25/2026	2,447,095.36	14,413.84	5.1772	5.1585	7.07%
258	8/25/2026	2,382,252.44	14,013.83	5.1692	5.1399	7.06%
259	9/25/2026	2,318,950.25	13,634.09	5.0859	5.1231	7.06%
260	########	2,257,155.90	13,264.48	5.0609	5.1255	7.05%
261	########	2,196,834.00	12,903.97	5.0618	5.1369	7.05%
262	########	2,137,949.73	12,552.33	5.0629	5.1477	7.05%
263	1/25/2027	2,080,469.18	12,209.33	5.0649	5.1593	7.04%
264	2/25/2027	2,024,359.22	11,878.04	5.0714	5.1702	7.04%
265	3/25/2027	1,969,588.70	11,551.90	5.1093	5.1792	7.04%
266	4/25/2027	1,916,125.05	11,233.46	5.1246	5.1692	7.04%
267	5/25/2027	1,863,937.42	10,922.85	5.1267	5.152	7.03%
268	6/25/2027	1,812,995.88	10,619.88	5.1289	5.1349	7.03%
269	7/25/2027	1,763,271.20	10,324.34	5.1301	5.1169	7.03%
270	8/25/2027	1,714,734.87	10,030.23	5.1226	5.0998	7.02%
271	9/25/2027	1,667,357.04	9,748.87	5.047	5.0841	7.02%
272	########	1,621,112.64	9,474.86	5.0241	5.085	7.01%
273	########	1,575,975.36	9,207.58	5.0247	5.0927	7.01%
274	########	1,531,919.37	8,946.89	5.0253	5.0999	7.01%
275	1/25/2028	1,488,919.43	8,692.60	5.0269	5.1078	7.01%
276	2/25/2028	1,446,950.96	8,445.55	5.0313	5.1151	7.00%
277	3/25/2028	1,405,990.28	8,203.72	5.0571	5.1212	7.00%
278	4/25/2028	1,366,013.64	7,967.71	5.0673	5.1144	7.00%
279	5/25/2028	1,326,998.12	7,737.52	5.0686	5.1028	7.00%
280	6/25/2028	1,288,921.39	7,513.00	5.0703	5.0914	6.99%
281	7/25/2028	1,251,761.67	7,294.01	5.071	5.0792	6.99%
282	8/25/2028	1,215,497.70	7,078.12	5.0661	5.0679	6.99%
283	9/25/2028	1,180,107.87	6,869.74	5.015	5.0581	6.99%
284	########	1,145,572.78	6,666.68	4.9996	5.0637	6.98%
285	########	1,111,872.70	6,468.64	5.0002	5.0772	6.98%
286	########	1,078,988.33	6,275.49	5.0006	5.09	6.98%
287	1/25/2029	1,046,900.81	6,087.13	5.0019	5.1037	6.98%
288	2/25/2029	1,015,591.72	5,905.26	5.0092	5.1168	6.98%
289	3/25/2029	985,043.76	5,726.18	5.0573	5.1279	6.98%
290	4/25/2029	955,238.71	5,551.40	5.0756	5.1196	6.97%
291	5/25/2029	926,159.35	5,380.96	5.0772	5.104	6.97%
292	6/25/2029	897,788.96	5,214.76	5.0789	5.0886	6.97%
293	7/25/2029	870,111.19	5,052.69	5.0795	5.0724	6.97%
294	8/25/2029	843,110.08	4,892.97	5.0725	5.057	6.96%
295	9/25/2029	816,769.41	4,738.83	5.0053	5.0435	6.96%
296	########	791,074.60	4,588.67	4.9847	5.0487	6.96%
297	########	766,010.84	4,442.26	4.9849	5.0629	6.96%
298	########	741,563.61	4,299.51	4.9852	5.0766	6.96%
299	1/25/2030	717,718.71	4,160.34	4.9864	5.0911	6.96%
300	2/25/2030	694,473.65	4,025.75	4.994	5.105	6.96%

301	3/25/2030	671,817.95	3,893.66	5.0457	5.1169	6.95%
302	4/25/2030	649,738.99	3,764.90	5.0651	5.1092	6.95%
303	5/25/2030	628,207.51	3,639.38	5.0666	5.0941	6.95%
304	6/25/2030	607,210.92	3,517.03	5.0682	5.0792	6.95%
305	7/25/2030	586,736.93	3,397.77	5.0687	5.0634	6.95%
306	8/25/2030	566,773.53	3,280.64	5.0619	5.0486	6.95%
307	9/25/2030	547,308.63	3,167.32	4.9971	5.0356	6.94%
308	########	528,331.12	3,056.95	4.9772	5.0412	6.94%
309	########	509,829.82	2,949.38	4.9773	5.0559	6.94%
310	########	491,793.80	2,844.56	4.9775	5.07	6.94%
311	1/25/2031	474,212.35	2,742.42	4.9786	5.0849	6.94%
312	2/25/2031	457,075.02	2,643.47	4.9864	5.0993	6.94%
313	3/25/2031	440,371.84	2,546.51	5.0401	5.1116	6.94%
314	4/25/2031	424,092.57	2,451.99	5.0601	5.1043	6.94%
315	5/25/2031	408,227.45	2,359.91	5.0616	5.0896	6.94%
316	6/25/2031	392,766.95	2,270.20	5.063	5.0751	6.94%
317	7/25/2031	377,701.76	2,182.81	5.0634	5.0598	6.94%
318	8/25/2031	363,022.76	2,097.24	5.0567	5.0453	6.93%
319	9/25/2031	348,720.89	2,014.31	4.994	5.0323	6.93%
320	########	334,787.63	1,933.59	4.9746	5.0354	6.93%
321	########	321,214.51	1,854.97	4.9747	5.0454	6.93%
322	########	307,993.23	1,778.41	4.9748	5.0548	6.93%
323	1/25/2032	295,115.66	1,703.86	4.9758	5.065	6.93%
324	2/25/2032	282,573.87	1,631.45	4.9811	5.0745	6.93%
325	3/25/2032	270,360.18	1,560.79	5.0176	5.0828	6.93%
326	4/25/2032	258,466.94	1,491.98	5.0309	5.0778	6.93%
327	5/25/2032	246,886.72	1,425.00	5.0318	5.0678	6.93%
328	6/25/2032	235,612.29	1,359.80	5.0329	5.058	6.93%
329	7/25/2032	224,636.57	1,296.34	5.0331	5.0475	6.92%
330	8/25/2032	213,952.63	1,234.43	5.0287	5.0379	6.92%
331	9/25/2032	203,553.66	1,174.34	4.9859	5.0298	6.92%
332	########	193,433.11	1,115.87	4.9727	5.0367	6.92%
333	########	183,584.51	1,058.99	4.9729	5.0514	6.92%
334	########	174,001.55	1,003.65	4.973	5.0656	6.92%
335	1/25/2033	164,678.05	949.82	4.974	5.0806	6.92%
336	2/25/2033	155,607.98	897.62	4.9817	5.095	6.92%
337	3/25/2033	146,785.49	846.71	5.0361	5.1073	6.92%
338	4/25/2033	138,204.75	797.18	5.0562	5.0998	6.92%
339	5/25/2033	129,860.10	749.03	5.0575	5.0848	6.92%
340	6/25/2033	121,746.04	702.21	5.0588	5.0701	6.92%
341	7/25/2033	113,857.17	656.70	5.059	5.0545	6.92%
342	8/25/2033	106,188.21	612.38	5.0522	5.0398	6.92%
343	9/25/2033	98,733.98	569.39	4.9887	5.027	6.92%
344	########	91,489.48	527.62	4.9691	5.0326	6.92%
345	########	84,449.79	487.04	4.9691	5.0471	6.92%
346	########	77,610.09	447.62	4.9691	5.0611	6.92%
347	1/25/2034	70,965.67	409.33	4.97	5.0759	6.92%
348	2/25/2034	64,511.93	372.19	4.9777	5.0901	6.92%
349	3/25/2034	58,244.39	336.08	5.0314	5.1022	6.92%
350	4/25/2034	52,158.62	301.01	5.0513	5.0942	6.93%
351	5/25/2034	46,250.32	266.98	5.0525	5.0787	6.93%
352	6/25/2034	40,515.28	233.94	5.0537	5.0634	6.93%
353	7/25/2034	34,949.39	201.88	5.0539	5.0473	6.93%
354	8/25/2034	29,548.63	170.75	5.0467	5.032	6.93%
355	9/25/2034	24,309.06	140.58	4.9813	5.0187	6.94%
356	########	19,226.85	111.32	4.9611	5.0237	6.95%

357	########	14,298.24	82.94	4.9609	5.0376	6.96%
358	########	9,519.56	55.43	4.9608	5.051	6.99%
359	1/25/2035	4,890.27	28.79	4.9617	5.0652	7.06%
360	2/25/2035	431.86	3.11	4.969	5.0787	8.64%
Total						

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Asset Backed Certificates
NCHET 2005-1

Excess Interest Shown before payback of basis risk shortfalls - Does not include Cap Cash Flow

FORWARD + 100

Per	Date	Coll Balance	Excess Int	1 Month LIBOR	6 Month LIBOR	Excess
1	3/25/2005	#############	9,745,351.19	2.59	3	3.91%
2	4/25/2005	#############	6,165,000.50	3.7338	4.1316	2.48%
3	5/25/2005	#############	5,941,673.43	3.9461	4.2529	2.41%
4	6/25/2005	#############	5,093,869.38	4.1343	4.3499	2.09%
5	7/25/2005	#############	5,277,746.24	4.1812	4.431	2.18%
6	8/25/2005	#############	4,642,503.27	4.2737	4.5115	1.95%
7	9/25/2005	#############	4,292,928.25	4.3932	4.5875	1.83%
8	########	#############	4,438,785.89	4.4523	4.6526	1.93%
9	########	#############	3,847,027.90	4.5219	4.708	1.70%
10	########	#############	3,907,315.51	4.6166	4.759	1.77%
11	1/25/2006	#############	3,379,250.00	4.6589	4.8047	1.57%
12	2/25/2006	#############	3,166,951.15	4.7181	4.8426	1.51%
13	3/25/2006	#############	3,939,268.07	4.7926	4.8746	1.94%
14	4/25/2006	#############	2,886,739.82	4.7768	4.9019	1.46%
15	5/25/2006	#############	3,045,923.13	4.8207	4.9308	1.58%
16	6/25/2006	#############	2,540,098.41	4.8836	4.9556	1.36%
17	7/25/2006	#############	2,782,710.51	4.8812	4.9766	1.53%
18	8/25/2006	#############	2,378,516.23	4.9018	4.9986	1.35%
19	9/25/2006	#############	2,229,716.01	4.9536	5.0208	1.30%
20	########	#############	2,464,146.89	4.9482	5.0385	1.48%

21	########	#############	2,095,876.75	4.967	5.0565	1.29%
22	########	#############	2,246,869.16	5.0094	5.0724	1.43%
23	1/25/2007	#############	1,897,041.97	5.0105	5.0866	1.26%
24	2/25/2007	#############	3,282,303.15	5.0313	5.0998	2.30%
25	3/25/2007	#############	3,857,136.62	5.0666	5.1119	2.84%
26	4/25/2007	#############	3,017,087.04	5.0529	5.1231	2.33%
27	5/25/2007	#############	3,074,196.49	5.0601	5.136	2.50%
28	6/25/2007	#############	2,734,592.28	5.0917	5.1506	2.30%
29	7/25/2007	#############	2,856,686.52	5.0881	5.1638	2.48%
30	8/25/2007	#############	3,685,904.05	5.1011	5.179	3.30%
31	9/25/2007	#############	3,597,274.06	5.1294	5.195	3.33%
32	########	#############	3,661,672.84	5.1301	5.2092	3.50%
33	########	#############	3,353,936.02	5.1456	5.2229	3.31%
34	########	#############	3,393,494.56	5.1709	5.2354	3.46%
35	1/25/2008	#############	3,117,001.72	5.1772	5.2476	3.28%
36	2/25/2008	#############	3,587,679.46	5.1945	5.2585	3.90%
37	3/25/2008	#############	3,793,657.25	5.2173	5.2691	4.26%
38	4/25/2008	#############	3,243,747.85	5.2098	5.2795	3.76%
39	5/25/2008	#############	3,298,295.12	5.2198	5.2913	3.95%
40	6/25/2008	971,481,451.85	3,033,841.51	5.2415	5.3043	3.75%
41	7/25/2008	941,137,723.16	3,076,707.26	5.2422	5.3165	3.92%
42	8/25/2008	911,786,534.15	2,904,346.16	5.256	5.3318	3.82%
43	9/25/2008	883,404,272.76	2,797,024.14	5.2764	5.3479	3.80%
44	########	855,948,358.42	2,828,971.54	5.2804	5.3622	3.97%
45	########	829,387,056.32	2,600,545.63	5.2956	5.381	3.76%
46	########	803,690,206.97	2,622,001.79	5.3148	5.4	3.91%
47	1/25/2009	778,828,688.60	2,406,300.42	5.3313	5.4195	3.71%
48	2/25/2009	754,774,413.62	2,373,665.00	5.3501	5.439	3.77%
49	3/25/2009	731,507,760.56	2,617,795.92	5.3681	5.4582	4.29%
50	4/25/2009	708,994,834.61	2,194,679.89	5.3887	5.4647	3.71%
51	5/25/2009	687,209,930.54	2,213,575.63	5.4078	5.4663	3.87%
52	6/25/2009	666,128,626.98	2,025,513.72	5.4275	5.4675	3.65%
53	7/25/2009	645,727,340.37	2,045,246.37	5.4466	5.4676	3.80%
54	8/25/2009	625,983,305.72	1,882,082.49	5.46	5.4677	3.61%
55	9/25/2009	606,875,721.19	1,843,625.30	5.4067	5.4689	3.65%
56	########	588,382,105.06	1,873,795.32	5.3988	5.487	3.82%
57	########	570,481,910.68	1,715,784.63	5.4139	5.5142	3.61%
58	########	553,155,333.45	1,734,859.48	5.4293	5.5412	3.76%
59	1/25/2010	536,383,246.35	1,586,787.06	5.4454	5.5692	3.55%
60	2/25/2010	520,147,189.97	1,557,777.23	5.4669	5.597	3.59%
61	3/25/2010	504,433,483.94	1,719,708.15	5.5237	5.6236	4.09%
62	4/25/2010	489,220,502.58	1,420,567.02	5.5555	5.6324	3.48%
63	5/25/2010	474,491,555.92	1,439,755.95	5.5735	5.6352	3.64%
64	6/25/2010	460,230,583.05	1,311,811.38	5.5916	5.6376	3.42%
65	7/25/2010	446,422,070.23	1,331,455.54	5.6088	5.6391	3.58%
66	8/25/2010	433,051,040.32	1,223,440.34	5.6192	5.6409	3.39%
67	9/25/2010	420,104,192.91	1,196,509.53	5.5759	5.6442	3.42%
68	########	407,566,316.56	1,220,946.22	5.5723	5.663	3.59%
69	########	395,423,878.17	1,112,779.16	5.587	5.6902	3.38%
70	########	383,663,835.46	1,130,882.30	5.6018	5.7172	3.54%
71	1/25/2011	372,273,589.15	1,029,205.13	5.6174	5.7451	3.32%
72	2/25/2011	361,240,977.16	1,010,357.39	5.6386	5.7727	3.36%
73	3/25/2011	350,557,142.50	1,129,489.48	5.6971	5.799	3.87%
74	4/25/2011	340,207,804.15	919,229.63	5.7289	5.8062	3.24%
75	5/25/2011	330,181,803.10	936,579.09	5.7462	5.8069	3.40%
76	6/25/2011	320,468,546.66	848,535.47	5.7634	5.8073	3.18%

77	7/25/2011	311,057,800.21	865,992.79	5.7798	5.8068	3.34%
78	8/25/2011	301,939,679.83	789,989.00	5.7887	5.8067	3.14%
79	9/25/2011	293,105,243.48	695,456.59	5.7395	5.8075	2.85%
80	########	284,544,610.16	721,053.07	5.7337	5.8211	3.04%
81	########	276,248,853.15	646,197.86	5.7478	5.8406	2.81%
82	########	268,209,355.21	666,551.54	5.7619	5.8596	2.98%
83	1/25/2012	260,417,789.41	596,101.64	5.7768	5.8794	2.75%
84	2/25/2012	252,866,113.41	582,005.57	5.7938	5.8986	2.76%
85	3/25/2012	245,547,920.31	640,955.86	5.8249	5.9169	3.13%
86	4/25/2012	238,454,318.16	532,848.24	5.846	5.9229	2.68%
87	5/25/2012	231,577,956.42	552,636.41	5.861	5.9244	2.86%
88	6/25/2012	224,911,821.45	495,153.13	5.8764	5.9259	2.64%
89	7/25/2012	218,449,134.54	516,466.49	5.8909	5.9264	2.84%
90	8/25/2012	212,183,346.47	466,389.96	5.8993	5.9275	2.64%
91	9/25/2012	206,108,478.55	460,115.87	5.8591	5.9301	2.68%
92	########	200,218,039.41	482,180.54	5.8554	5.9468	2.89%
93	########	194,506,105.05	433,755.55	5.8685	5.9715	2.68%
94	########	188,966,958.25	452,230.01	5.8815	5.9957	2.87%
95	1/25/2013	183,595,072.41	406,843.17	5.8953	6.0209	2.66%
96	2/25/2013	178,385,108.88	401,702.36	5.9144	6.0456	2.70%
97	3/25/2013	173,333,095.74	473,034.37	5.968	6.0689	3.27%
98	4/25/2013	168,432,839.02	370,370.21	5.9969	6.0745	2.64%
99	5/25/2013	163,679,435.92	386,495.59	6.0117	6.0737	2.83%
100	6/25/2013	159,068,223.98	347,244.71	6.0267	6.0729	2.62%
101	7/25/2013	154,594,695.20	362,792.58	6.0407	6.0712	2.82%
102	8/25/2013	150,254,492.67	328,362.41	6.0478	6.07	2.62%
103	9/25/2013	146,043,603.73	325,395.06	5.9997	6.0704	2.67%
104	########	141,957,737.07	341,549.51	5.9932	6.0863	2.89%
105	########	137,992,952.26	308,542.74	6.0057	6.1105	2.68%
106	########	134,145,439.58	321,906.05	6.0182	6.1343	2.88%
107	1/25/2014	130,411,514.83	290,934.66	6.0315	6.1591	2.68%
108	2/25/2014	126,787,617.52	287,222.87	6.0502	6.1834	2.72%
109	3/25/2014	123,271,077.66	337,088.32	6.1037	6.2058	3.28%
110	4/25/2014	119,857,782.16	266,541.22	6.1322	6.2075	2.67%
111	5/25/2014	116,544,457.63	278,391.84	6.1465	6.2018	2.87%
112	6/25/2014	113,327,989.29	251,940.64	6.1608	6.1961	2.67%
113	7/25/2014	110,205,364.23	263,323.60	6.1741	6.1893	2.87%
114	8/25/2014	107,173,668.76	239,387.99	6.1785	6.1832	2.68%
115	9/25/2014	104,230,081.89	239,026.60	6.1125	6.1781	2.75%
116	########	101,371,869.26	250,799.08	6.0998	6.1868	2.97%
117	########	98,596,401.47	228,451.40	6.1113	6.2026	2.78%
118	########	95,901,126.02	237,870.80	6.1229	6.2178	2.98%
119	1/25/2015	93,283,573.39	216,938.83	6.1353	6.2338	2.79%
120	2/25/2015	90,741,705.41	213,321.56	6.1491	6.2491	2.82%
121	3/25/2015	88,273,898.40	249,209.39	6.1724	6.2631	3.39%
122	4/25/2015	85,877,344.85	202,091.84	6.1897	6.2622	2.82%
123	5/25/2015	83,549,346.66	210,324.13	6.2018	6.2556	3.02%
124	6/25/2015	81,287,810.92	192,595.81	6.2144	6.249	2.84%
125	7/25/2015	79,090,712.30	200,432.60	6.226	6.2415	3.04%
126	8/25/2015	76,956,090.85	184,066.96	6.2291	6.2346	2.87%
127	9/25/2015	74,881,993.33	183,871.85	6.1648	6.2291	2.95%
128	########	72,866,635.82	191,985.76	6.1517	6.2397	3.16%
129	########	70,908,249.11	177,211.04	6.1618	6.2575	3.00%
130	########	69,005,113.12	183,742.31	6.1719	6.2747	3.20%
131	1/25/2016	67,155,562.55	169,946.05	6.1829	6.2928	3.04%
132	2/25/2016	65,357,986.00	167,790.04	6.1971	6.3102	3.08%

133	3/25/2016	63,611,063.46	182,041.14	6.2333	6.3264	3.43%
134	4/25/2016	61,913,043.31	159,947.85	6.2534	6.328	3.10%
135	5/25/2016	60,262,445.77	165,508.81	6.2645	6.3241	3.30%
136	6/25/2016	58,657,855.30	153,850.06	6.276	6.3204	3.15%
137	7/25/2016	57,097,901.33	159,107.22	6.2865	6.3158	3.34%
138	8/25/2016	55,581,256.95	148,572.48	6.2903	6.3119	3.21%
139	9/25/2016	54,106,641.18	147,965.86	6.2407	6.3087	3.28%
140	########	52,672,801.81	153,185.10	6.2317	6.315	3.49%
141	########	51,278,536.51	143,536.02	6.2413	6.3269	3.36%
142	########	49,922,678.02	147,835.70	6.2508	6.3381	3.55%
143	1/25/2017	48,604,095.68	138,879.98	6.261	6.3501	3.43%
144	2/25/2017	47,321,694.57	137,262.39	6.2718	6.3613	3.48%
145	3/25/2017	46,074,520.82	152,957.73	6.2861	6.3709	3.98%
146	4/25/2017	44,861,439.41	132,972.81	6.2988	6.3641	3.56%
147	5/25/2017	43,681,447.42	136,553.39	6.3085	6.3509	3.75%
148	6/25/2017	42,533,580.66	129,160.96	6.3189	6.3378	3.64%
149	7/25/2017	41,416,904.98	132,496.11	6.328	6.3236	3.84%
150	8/25/2017	40,330,515.06	125,454.32	6.3267	6.3102	3.73%
151	9/25/2017	39,273,442.23	125,766.64	6.2429	6.2986	3.84%
152	########	38,244,927.30	129,173.74	6.2222	6.307	4.05%
153	########	37,244,154.08	123,224.32	6.2298	6.325	3.97%
154	########	36,270,324.16	125,790.62	6.2375	6.3424	4.16%
155	1/25/2018	35,322,663.64	120,290.73	6.2462	6.3608	4.09%
156	2/25/2018	34,400,422.61	119,348.45	6.2594	6.3785	4.16%
157	3/25/2018	33,502,975.04	128,161.41	6.3026	6.3945	4.59%
158	4/25/2018	32,629,515.66	116,032.45	6.3243	6.3922	4.27%
159	5/25/2018	31,779,353.42	118,071.25	6.3333	6.383	4.46%
160	6/25/2018	30,951,826.24	113,679.53	6.3426	6.374	4.41%
161	7/25/2018	30,146,292.31	115,526.96	6.3508	6.3639	4.60%
162	8/25/2018	29,362,129.31	111,513.84	6.3508	6.3547	4.56%
163	9/25/2018	28,598,704.74	111,359.35	6.2865	6.3471	4.67%
164	########	27,855,461.24	113,087.50	6.2715	6.3561	4.87%
165	########	27,131,834.73	109,676.62	6.2786	6.3736	4.85%
166	########	26,427,274.88	110,962.38	6.2857	6.3906	5.04%
167	1/25/2019	25,741,247.86	107,892.56	6.2939	6.4085	5.03%
168	2/25/2019	25,073,236.09	107,362.74	6.3065	6.4256	5.14%
169	3/25/2019	24,422,808.39	111,772.24	6.3497	6.4406	5.49%
170	4/25/2019	23,789,406.54	105,440.25	6.371	6.4331	5.32%
171	5/25/2019	23,172,552.78	106,319.70	6.3794	6.4176	5.51%
172	6/25/2019	22,571,788.83	104,048.84	6.388	6.402	5.53%
173	7/25/2019	21,986,670.06	104,774.32	6.3954	6.3854	5.72%
174	8/25/2019	21,416,765.01	102,643.81	6.3919	6.3695	5.75%
175	9/25/2019	20,861,608.73	102,537.15	6.3034	6.3544	5.90%
176	########	20,320,840.65	103,109.89	6.2803	6.352	6.09%
177	########	19,794,070.59	101,515.50	6.2862	6.355	6.15%
178	########	19,280,915.81	101,796.00	6.2924	6.3572	6.34%
179	1/25/2020	18,781,004.83	100,447.21	6.2993	6.3603	6.42%
180	2/25/2020	18,294,223.13	99,934.47	6.3039	6.3624	6.56%
181	3/25/2020	17,829,189.25	100,595.69	6.2937	6.3632	6.77%
182	4/25/2020	17,378,567.13	99,047.96	6.2957	6.3516	6.84%
183	5/25/2020	16,939,444.12	98,987.07	6.3014	6.3351	7.01%
184	6/25/2020	16,511,508.53	98,189.76	6.3081	6.3187	7.14%
185	7/25/2020	16,094,457.77	97,946.03	6.3137	6.3014	7.30%
186	8/25/2020	15,687,997.97	96,296.22	6.3087	6.2848	7.37%
187	9/25/2020	15,291,800.45	95,129.46	6.2228	6.2698	7.47%
188	########	14,905,632.08	94,024.78	6.1994	6.2726	7.57%

189	########	14,529,226.93	92,800.89	6.2037	6.2837	7.66%
190	########	14,162,323.80	91,080.18	6.2082	6.2942	7.72%
191	1/25/2021	13,804,669.01	88,650.01	6.2136	6.3055	7.71%
192	2/25/2021	13,456,016.20	86,346.91	6.2216	6.3161	7.70%
193	3/25/2021	13,116,140.53	84,049.70	6.2478	6.325	7.69%
194	4/25/2021	12,784,795.50	81,808.41	6.2615	6.3166	7.68%
195	5/25/2021	12,461,753.93	79,627.30	6.2667	6.3015	7.67%
196	6/25/2021	12,146,796.57	77,504.68	6.2724	6.2865	7.66%
197	7/25/2021	11,839,710.41	75,438.67	6.2769	6.2706	7.65%
198	8/25/2021	11,540,288.46	73,333.61	6.2722	6.2556	7.63%
199	9/25/2021	11,248,306.78	71,372.95	6.1951	6.2423	7.61%
200	########	10,963,592.80	69,471.58	6.1738	6.2484	7.60%
201	########	10,685,958.43	67,620.80	6.1773	6.2636	7.59%
202	########	10,415,219.10	65,819.15	6.181	6.2783	7.58%
203	1/25/2022	10,151,195.40	64,065.35	6.1856	6.2939	7.57%
204	2/25/2022	9,893,713.00	62,423.79	6.1954	6.3088	7.57%
205	3/25/2022	9,642,618.89	60,764.40	6.2404	6.3219	7.56%
206	4/25/2022	9,397,731.98	59,143.44	6.26	6.3162	7.55%
207	5/25/2022	9,158,890.78	57,565.18	6.2649	6.3034	7.54%
208	6/25/2022	8,925,939.62	56,028.44	6.27	6.2908	7.53%
209	7/25/2022	8,698,727.18	54,532.03	6.2739	6.2772	7.52%
210	8/25/2022	8,477,106.31	53,031.41	6.2701	6.2645	7.51%
211	9/25/2022	8,260,922.76	51,610.39	6.2039	6.2536	7.50%
212	########	8,050,048.43	50,230.22	6.1857	6.2609	7.49%
213	########	7,844,349.00	48,886.13	6.189	6.2773	7.48%
214	########	7,643,692.82	47,577.11	6.1923	6.2931	7.47%
215	1/25/2023	7,447,951.86	46,302.30	6.1966	6.3098	7.46%
216	2/25/2023	7,257,001.59	45,108.25	6.2068	6.3258	7.46%
217	3/25/2023	7,070,733.47	43,900.71	6.2571	6.3399	7.45%
218	4/25/2023	6,889,017.04	42,720.88	6.2783	6.3343	7.44%
219	5/25/2023	6,711,736.66	41,571.63	6.283	6.3212	7.43%
220	6/25/2023	6,538,780.78	40,452.16	6.2878	6.3083	7.42%
221	7/25/2023	6,370,040.89	39,361.62	6.2914	6.2945	7.42%
222	8/25/2023	6,205,411.39	38,272.06	6.2873	6.2815	7.40%
223	9/25/2023	6,044,782.09	37,235.80	6.2209	6.2697	7.39%
224	########	5,888,060.30	36,228.64	6.2024	6.2729	7.38%
225	########	5,735,149.34	35,247.42	6.2055	6.2825	7.38%
226	########	5,585,954.43	34,291.46	6.2085	6.2916	7.37%
227	1/25/2024	5,440,383.32	33,360.09	6.2124	6.3015	7.36%
228	2/25/2024	5,298,346.20	32,466.75	6.219	6.3106	7.35%
229	3/25/2024	5,159,759.61	31,583.33	6.2449	6.3184	7.35%
230	4/25/2024	5,024,534.51	30,721.28	6.2568	6.3112	7.34%
231	5/25/2024	4,892,587.67	29,881.31	6.2605	6.2985	7.33%
232	6/25/2024	4,763,838.39	29,062.84	6.2646	6.286	7.32%
233	7/25/2024	4,638,208.11	28,265.26	6.2677	6.2726	7.31%
234	8/25/2024	4,515,620.29	27,468.79	6.2634	6.2601	7.30%
235	9/25/2024	4,395,994.86	26,710.74	6.2005	6.2488	7.29%
236	########	4,279,264.79	25,973.49	6.1829	6.2513	7.28%
237	########	4,165,359.83	25,255.03	6.1855	6.2609	7.28%
238	########	4,054,211.10	24,554.89	6.188	6.2698	7.27%
239	1/25/2025	3,945,751.49	23,872.57	6.1914	6.2796	7.26%
240	2/25/2025	3,840,110.06	23,217.20	6.1976	6.2886	7.26%
241	3/25/2025	3,740,990.93	22,599.17	6.2239	6.2955	7.25%
242	4/25/2025	3,645,210.38	22,001.99	6.2363	6.2824	7.24%
243	5/25/2025	3,551,718.42	21,419.85	6.2395	6.2619	7.24%
244	6/25/2025	3,460,459.56	20,852.35	6.2431	6.2415	7.23%

245	7/25/2025	3,371,379.71	20,299.07	6.2455	6.2201	7.23%
246	8/25/2025	3,284,426.15	19,738.70	6.237	6.1995	7.21%
247	9/25/2025	3,199,541.16	19,212.21	6.1438	6.1808	7.21%
248	########	3,116,681.17	18,700.39	6.1162	6.1816	7.20%
249	########	3,035,797.90	18,201.39	6.1176	6.1913	7.19%
250	########	2,956,843.82	17,714.88	6.1193	6.2004	7.19%
251	1/25/2026	2,879,772.63	17,240.52	6.1219	6.2104	7.18%
252	2/25/2026	2,804,539.19	16,781.74	6.1278	6.2196	7.18%
253	3/25/2026	2,731,100.68	16,331.11	6.1573	6.2269	7.18%
254	4/25/2026	2,659,413.10	15,891.27	6.1702	6.2153	7.17%
255	5/25/2026	2,589,434.53	15,462.40	6.1727	6.1966	7.17%
256	6/25/2026	2,521,124.21	15,044.23	6.1755	6.178	7.16%
257	7/25/2026	2,454,442.45	14,636.44	6.1772	6.1585	7.16%
258	8/25/2026	2,389,350.50	14,227.36	6.1692	6.1399	7.15%
259	9/25/2026	2,325,806.94	13,839.28	6.0859	6.1231	7.14%
260	########	2,263,778.69	13,461.68	6.0609	6.1255	7.14%
261	########	2,203,230.12	13,093.47	6.0618	6.1369	7.13%
262	########	2,144,126.22	12,734.41	6.0629	6.1477	7.13%
263	1/25/2027	2,086,432.86	12,384.28	6.0649	6.1593	7.12%
264	2/25/2027	2,030,116.74	12,046.24	6.0714	6.1702	7.12%
265	3/25/2027	1,975,146.51	11,713.49	6.1093	6.1792	7.12%
266	4/25/2027	1,921,489.39	11,388.67	6.1246	6.1692	7.11%
267	5/25/2027	1,869,114.38	11,071.92	6.1267	6.152	7.11%
268	6/25/2027	1,817,991.34	10,763.03	6.1289	6.1349	7.10%
269	7/25/2027	1,768,090.90	10,461.79	6.1301	6.1169	7.10%
270	8/25/2027	1,719,384.36	10,161.94	6.1226	6.0998	7.09%
271	9/25/2027	1,671,841.70	9,875.29	6.047	6.0841	7.09%
272	########	1,625,437.71	9,596.20	6.0241	6.085	7.08%
273	########	1,580,145.92	9,324.04	6.0247	6.0927	7.08%
274	########	1,535,940.34	9,058.64	6.0253	6.0999	7.08%
275	1/25/2028	1,492,795.61	8,799.83	6.0269	6.1078	7.07%
276	2/25/2028	1,450,686.99	8,548.47	6.0313	6.1151	7.07%
277	3/25/2028	1,409,590.68	8,302.45	6.0571	6.1212	7.07%
278	4/25/2028	1,369,482.78	8,062.41	6.0673	6.1144	7.06%
279	5/25/2028	1,330,340.25	7,828.33	6.0686	6.1028	7.06%
280	6/25/2028	1,292,140.62	7,600.08	6.0703	6.0914	7.06%
281	7/25/2028	1,254,862.01	7,377.50	6.071	6.0792	7.05%
282	8/25/2028	1,218,483.01	7,158.03	6.0661	6.0679	7.05%
283	9/25/2028	1,182,981.90	6,946.33	6.015	6.0581	7.05%
284	########	1,148,339.17	6,740.07	5.9996	6.0637	7.04%
285	########	1,114,534.99	6,538.95	6.0002	6.0772	7.04%
286	########	1,081,549.95	6,342.85	6.0006	6.09	7.04%
287	1/25/2029	1,049,365.08	6,151.64	6.0019	6.1037	7.03%
288	2/25/2029	1,017,961.87	5,967.13	6.0092	6.1168	7.03%
289	3/25/2029	987,322.94	5,785.42	6.0573	6.1279	7.03%
290	4/25/2029	957,429.94	5,608.11	6.0756	6.1196	7.03%
291	5/25/2029	928,265.58	5,435.24	6.0772	6.104	7.03%
292	6/25/2029	899,813.03	5,266.70	6.0789	6.0886	7.02%
293	7/25/2029	872,055.86	5,102.38	6.0795	6.0724	7.02%
294	8/25/2029	844,978.04	4,940.41	6.0725	6.057	7.02%
295	9/25/2029	818,563.23	4,784.19	6.0053	6.0435	7.01%
296	########	792,796.79	4,632.03	5.9847	6.0487	7.01%
297	########	767,663.84	4,483.71	5.9849	6.0629	7.01%
298	########	743,149.78	4,339.12	5.9852	6.0766	7.01%
299	1/25/2030	719,240.34	4,198.19	5.9864	6.0911	7.00%
300	2/25/2030	695,932.95	4,061.95	5.994	6.105	7.00%

301	3/25/2030	673,217.14	3,928.23	6.0457	6.1169	7.00%
302	4/25/2030	651,080.15	3,797.90	6.0651	6.1092	7.00%
303	5/25/2030	629,492.66	3,670.88	6.0666	6.0941	7.00%
304	6/25/2030	608,442.00	3,547.08	6.0682	6.0792	7.00%
305	7/25/2030	587,915.83	3,426.43	6.0687	6.0634	6.99%
306	8/25/2030	567,902.08	3,307.92	6.0619	6.0486	6.99%
307	9/25/2030	548,388.58	3,193.32	5.9971	6.0356	6.99%
308	########	529,364.19	3,081.72	5.9772	6.0412	6.99%
309	########	510,817.67	2,972.98	5.9773	6.0559	6.98%
310	########	492,738.04	2,867.02	5.9775	6.07	6.98%
311	1/25/2031	475,114.53	2,763.79	5.9786	6.0849	6.98%
312	2/25/2031	457,936.65	2,663.85	5.9864	6.0993	6.98%
313	3/25/2031	441,194.39	2,565.89	6.0401	6.1116	6.98%
314	4/25/2031	424,877.45	2,470.41	6.0601	6.1043	6.98%
315	5/25/2031	408,976.03	2,377.41	6.0616	6.0896	6.98%
316	6/25/2031	393,480.55	2,286.82	6.063	6.0751	6.97%
317	7/25/2031	378,381.65	2,198.59	6.0634	6.0598	6.97%
318	8/25/2031	363,670.18	2,112.17	6.0567	6.0453	6.97%
319	9/25/2031	349,337.03	2,028.48	5.994	6.0323	6.97%
320	########	335,373.65	1,947.01	5.9746	6.0354	6.97%
321	########	321,771.53	1,867.68	5.9747	6.0454	6.97%
322	########	308,522.33	1,790.44	5.9748	6.0548	6.96%
323	1/25/2032	295,617.89	1,715.24	5.9758	6.065	6.96%
324	2/25/2032	283,050.24	1,642.21	5.9811	6.0745	6.96%
325	3/25/2032	270,811.68	1,570.95	6.0176	6.0828	6.96%
326	4/25/2032	258,894.50	1,501.57	6.0309	6.0778	6.96%
327	5/25/2032	247,291.28	1,434.04	6.0318	6.0678	6.96%
328	6/25/2032	235,994.72	1,368.31	6.0329	6.058	6.96%
329	7/25/2032	224,997.73	1,304.35	6.0331	6.0475	6.96%
330	8/25/2032	214,293.35	1,241.96	6.0287	6.0379	6.95%
331	9/25/2032	203,874.73	1,181.40	5.9859	6.0298	6.95%
332	########	193,735.29	1,122.50	5.9727	6.0367	6.95%
333	########	183,868.57	1,065.19	5.9729	6.0514	6.95%
334	########	174,268.20	1,009.46	5.973	6.0656	6.95%
335	1/25/2033	164,927.99	955.25	5.974	6.0806	6.95%
336	2/25/2033	155,841.87	902.69	5.9817	6.095	6.95%
337	3/25/2033	147,004.00	851.42	6.0361	6.1073	6.95%
338	4/25/2033	138,408.49	801.57	6.0562	6.0998	6.95%
339	5/25/2033	130,049.69	753.09	6.0575	6.0848	6.95%
340	6/25/2033	121,922.05	705.97	6.0588	6.0701	6.95%
341	7/25/2033	114,020.17	660.17	6.059	6.0545	6.95%
342	8/25/2033	106,338.75	615.57	6.0522	6.0398	6.95%
343	9/25/2033	98,872.58	572.31	5.9887	6.027	6.95%
344	########	91,616.65	530.3	5.9691	6.0326	6.95%
345	########	84,566.01	489.48	5.9691	6.0471	6.95%
346	########	77,715.84	449.83	5.9691	6.0611	6.95%
347	1/25/2034	71,061.40	411.33	5.97	6.0759	6.95%
348	2/25/2034	64,598.08	373.98	5.9777	6.0901	6.95%
349	3/25/2034	58,321.39	337.68	6.0314	6.1022	6.95%
350	4/25/2034	52,226.87	302.43	6.0513	6.0942	6.95%
351	5/25/2034	46,310.22	268.21	6.0525	6.0787	6.95%
352	6/25/2034	40,567.21	235.01	6.0537	6.0634	6.95%
353	7/25/2034	34,993.72	202.79	6.0539	6.0473	6.95%
354	8/25/2034	29,585.71	171.51	6.0467	6.032	6.96%
355	9/25/2034	24,339.22	141.19	5.9813	6.0187	6.96%
356	########	19,250.42	111.79	5.9611	6.0237	6.97%

357	########	14,315.54	83.29	5.9609	6.0376	6.98%
358	########	9,530.88	55.66	5.9608	6.051	7.01%
359	1/25/2035	4895.91	28.9	5.9617	6.0652	7.08%
360	49365	432.14	3.11	5.969	6.0787	8.64%
Total						

sell any security or instrument or to participate in any trading strategy. Any such offer to buy or sell
vestigation of the transaction and received all information it required to make its own investment
ain material information not contained herein and to which prospective participants are referred. In
. No representation or warranty can be given with respect to the accuracy or completeness of the
laim any and all liability relating to this information.

posed transaction. Any such discussion is necessarily generic and may not be applicable to or
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dvisors, the economic risks and merits, as well as the legal, tax, regulatory and accounting

l upon certain assumptions and are preliminary in nature. Actual results are difficult to predict and
tions may have a material impact on any projections or estimates. Other events which were not taken
ify the presentation and/or calculation of any projections or estimates, and Morgan Stanley does not
vill be realized or that actual returns or performance results will not be materially different than those
sing such assumptions as they deem appropriate, and should fully consider other available information
ect to change without notice.

of are deemed to agree that both Morgan Stanley and such recipient (and their respective employees,
U.S. federal income tax treatment of the transaction ("tax treatment") and any fact that may be
or other tax analyses) that are provided to such person relating to such tax treatment and tax structure,
ntity of an issuer of securities or its affiliates, agents and advisors).

d by law or the terms thereof. Unless noted herein, neither Morgan Stanley or any issuer of securities
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ociated with it may have positions in, and may effect transactions in, securities and instruments of

(as defined in the UK Financial Services Authority's rules).

The information herein has been prepared solely for informational purposes and is not an offer to buy or sell or a solicitation of an offer to buy or :
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With respect to any UK recipients, this communication is directed only to those persons who are market counterparties or intermediate customers

Period	M Effective AFC
1	10.00
2	10.00
3	10.00
4	10.00
5	10.00
6	10.01
7	10.01
8	10.01
9	10.01
10	10.02
11	10.02
12	10.03
13	10.03
14	10.04
15	10.06
16	10.06
17	10.07
18	10.07
19	10.08

FRM	50% PPC
ARM	150% PPC

age in a transaction would be
security or instrument which
ırranty can be given with respect

ɔific facts and circumstances.
ıl, tax, regulatory and

ssuer's or counterparty's
ɔeen made for modeling
l or that actual returns or
other available information in

ay disclose to any and all
materials of any kind (including
rities or its affiliates, agents and

. any jurisdiction that would
n their purchase, holding, sale,
·ositions in, and may effect

20	10.10
21	10.10
22	10.12
23	10.13
24	10.01
25	10.01
26	10.01
27	10.02
28	10.03
29	10.03
30	9.77
31	9.74
32	9.72
33	9.73
34	9.71
35	9.70
36	9.61
37	10.30
38	9.27
39	9.21
40	8.79
41	9.03
42	9.25
43	9.21
44	9.45
45	9.08
46	9.31
47	8.95
48	9.20
49	10.12
50	9.07
51	9.30
52	8.93
53	9.15
54	8.81
55	8.74
56	8.97
57	8.62
58	8.84
59	8.50
60	8.45
61	9.29
62	8.34
63	8.56
64	8.24
65	8.46
66	8.14
67	8.10
68	8.32
69	8.01

70	8.24
71	7.93
72	7.90
73	8.70
74	7.82
75	8.05
76	-
77	-
78	-
79	-
80	-
81	-
82	-
83	-
84	-
85	-
86	-
87	-
88	-
89	-
90	-
91	-
92	-
93	-
94	-
95	-
96	-
97	-
98	-
99	-
100	-
101	-
102	-
103	-
104	-
105	-
106	-
107	-
108	-
109	-
110	-
111	-
112	-
113	-
114	-
115	-
116	-
117	-
118	-
119	-

120	-
121	-
122	-
123	-
124	-
125	-
126	-
127	-
128	-
129	-
130	-
131	-
132	-
133	-
134	-
135	-
136	-
137	-
138	-
139	-
140	-
141	-
142	-
143	-
144	-
145	-
146	-
147	-
148	-
149	-
150	-
151	-
152	-
153	-
154	-
155	-
156	-
157	-
158	-
159	-
160	-
161	-
162	-
163	-
164	-
165	-
166	-
167	-
168	-
169	-

170	-
171	-
172	-
173	-
174	-
175	-
176	-
177	-
178	-
179	-
180	-
181	-
182	-
183	-
184	-
185	-
186	-
187	-
188	-
189	-
190	-
191	-
192	-
193	-
194	-
195	-
196	-
197	-
198	-
199	-
200	-
201	-
202	-
203	-
204	-
205	-
206	-
207	-
208	-
209	-
210	-
211	-
212	-
213	-
214	-
215	-
216	-
217	-
218	-
219	-

220	-
221	-
222	-
223	-
224	-
225	-
226	-
227	-
228	-
229	-
230	-
231	-
232	-
233	-
234	-
235	-
236	-
237	-
238	-
239	-
240	-
241	-
242	-
243	-
244	-
245	-
246	-
247	-
248	-
249	-
250	-
251	-
252	-
253	-
254	-
255	-
256	-
257	-
258	-
259	-
260	-
261	-
262	-
263	-
264	-
265	-
266	-
267	-
268	-
269	-

270	-
271	-
272	-
273	-
274	-
275	-
276	-
277	-
278	-
279	-
280	-
281	-
282	-
283	-
284	-
285	-
286	-
287	-
288	-
289	-
290	-
291	-
292	-
293	-
294	-
295	-
296	-
297	-
298	-
299	-
300	-
301	-
302	-
303	-
304	-
305	-
306	-
307	-
308	-
309	-
310	-
311	-
312	-
313	-
314	-
315	-
316	-
317	-
318	-
319	-

320	-
321	-
322	-
323	-
324	-
325	-
326	-
327	-
328	-
329	-
330	-
331	-
332	-
333	-
334	-
335	-
336	-
337	-
338	-
339	-
340	-
341	-
342	-
343	-
344	-
345	-
346	-
347	-
348	-
349	-
350	-
351	-
352	-
353	-
354	-
355	-
356	-
357	-
358	-
	-
	-

sell any security or instrument or to participate in any trading strategy. Any such offer to buy or sell any security or instrument or to enga
red to make its own investment decision, including, where applicable, a review of any offering circular or memorandum describing such s
; information shall be deemed superseded and replaced in its entirety by such offering circular or memorandum. No representation or wa
Morgan Stanley and its affiliates disclaim any and all liability relating to this information.

posed transaction. Any such discussion is necessarily generic and may not be applicable to or complete for any particular recipient's spec
t be relied upon as such. Prior to entering into any proposed transaction, recipients should determine, in consultation with their own lega
ansaction.

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hypothetical. Recipients should conduct their own analysis, using such assumptions as they deem appropriate, and should fully consider
to change without notice.

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ıtment") and any fact that may be relevant to understanding the tax treatment of the transaction described herein ("tax structure") and all
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NCHET 2005-1
Excess Interest Shown before payback of basis risk shortfalls - Does not include Cap Cash Flow - Does include OC rel

5 CDR - 50% Loss Severity - 6m lag
Triggers Calculated

100 PPC - Forward

Per	Date	Coll_Bal	XS_Interest	1mLIBOR	6mLIBOR	XS as %
1	3/25/2005	2,991,323,978.77	9,745,962.64	2.5900	3.0000	3.91%
2	4/25/2005	2,977,507,224.03	8,643,506.41	2.7338	3.1316	3.48%
3	5/25/2005	2,957,679,882.35	8,323,776.28	2.9461	3.2529	3.38%
4	6/25/2005	2,931,856,563.88	7,533,585.85	3.1343	3.3499	3.08%
5	7/25/2005	2,900,087,337.48	7,612,946.37	3.1812	3.4310	3.15%
6	8/25/2005	2,862,458,622.18	7,024,075.65	3.2737	3.5115	2.94%
7	9/25/2005	2,819,093,770.87	258,918.68	3.3932	3.5875	0.11%
8	10/25/2005	2,757,458,920.37	316,680.46	3.4523	3.6526	0.14%
9	11/25/2005	2,690,568,697.23	0.00	3.5219	3.7080	0.00%
10	12/25/2005	2,618,682,830.01	0.00	3.6166	3.7590	0.00%
11	1/25/2006	2,542,096,406.60	0.00	3.6589	3.8047	0.00%
12	2/25/2006	2,461,167,989.81	0.00	3.7181	3.8426	0.00%
13	3/25/2006	2,382,328,423.33	0.00	3.7926	3.8746	0.00%
14	4/25/2006	2,305,908,637.13	0.00	3.7768	3.9019	0.00%
15	5/25/2006	2,231,859,380.78	0.00	3.8207	3.9308	0.00%
16	6/25/2006	2,160,132,829.49	0.00	3.8836	3.9556	0.00%
17	7/25/2006	2,090,682,351.64	0.00	3.8812	3.9766	0.00%
18	8/25/2006	2,023,462,286.31	0.00	3.9018	3.9986	0.00%
19	9/25/2006	1,958,427,604.61	0.00	3.9536	4.0208	0.00%
20	10/25/2006	1,895,504,999.78	0.00	3.9482	4.0385	0.00%
21	11/25/2006	1,834,628,348.03	0.00	3.9670	4.0565	0.00%

22	12/25/2006	1,775,595,132.69	0.00	4.0094	4.0724	0.00%
23	1/25/2007	1,683,887,992.46	0.00	4.0105	4.0866	0.00%
24	2/25/2007	1,595,359,778.05	0.00	4.0313	4.0998	0.00%
25	3/25/2007	1,511,740,516.28	143,915.66	4.0666	4.1119	0.11%
26	4/25/2007	1,432,724,816.51	18,814.31	4.0529	4.1231	0.02%
27	5/25/2007	1,358,124,450.37	87,409.36	4.0601	4.1360	0.08%
28	6/25/2007	1,307,229,447.60	0.00	4.0917	4.1506	0.00%
29	7/25/2007	1,259,315,431.21	90,203.61	4.0881	4.1638	0.09%
30	8/25/2007	1,213,310,455.74	843,922.13	4.1011	4.1790	0.83%
31	9/25/2007	1,169,267,655.94	884,060.42	4.1294	4.1950	0.91%
32	10/25/2007	1,126,980,048.08	1,033,286.93	4.1301	4.2092	1.10%
33	11/25/2007	1,086,366,961.95	899,694.62	4.1456	4.2229	0.99%
34	12/25/2007	1,047,357,812.95	972,445.00	4.1709	4.2354	1.11%
35	1/25/2008	1,009,802,238.04	812,644.79	4.1772	4.2476	0.97%
36	2/25/2008	973,640,149.27	893,289.70	4.1945	4.2585	1.10%
37	3/25/2008	938,829,863.20	1,074,885.76	4.2173	4.2691	1.37%
38	4/25/2008	905,308,709.78	825,452.90	4.2098	4.2795	1.09%
39	5/25/2008	873,027,214.91	894,289.90	4.2198	4.2913	1.23%
40	6/25/2008	841,938,325.33	748,884.72	4.2415	4.3043	1.07%
41	7/25/2008	811,996,804.29	820,146.85	4.2422	4.3165	1.21%
42	8/25/2008	783,159,195.08	746,955.12	4.2560	4.3318	1.14%
43	9/25/2008	755,391,871.19	713,725.86	4.2764	4.3479	1.13%
44	10/25/2008	728,646,197.62	774,730.27	4.2804	4.3622	1.28%
45	11/25/2008	702,883,120.47	656,586.30	4.2956	4.3810	1.12%
46	12/25/2008	678,065,515.75	706,454.92	4.3148	4.4000	1.25%
47	1/25/2009	654,157,688.17	596,984.50	4.3313	4.4195	1.10%
48	2/25/2009	631,125,340.66	608,278.69	4.3501	4.4390	1.16%
49	3/25/2009	608,940,905.67	802,540.81	4.3681	4.4582	1.58%
50	4/25/2009	587,567,089.84	555,706.88	4.3887	4.4647	1.13%
51	5/25/2009	566,973,070.83	601,169.57	4.4078	4.4663	1.27%
52	6/25/2009	547,129,532.02	511,511.35	4.4275	4.4675	1.12%
53	7/25/2009	528,008,281.36	554,968.89	4.4466	4.4676	1.26%
54	8/25/2009	509,582,215.77	482,442.88	4.4600	4.4677	1.14%
55	9/25/2009	491,826,340.46	489,181.73	4.4067	4.4689	1.19%
56	10/25/2009	474,714,439.83	535,972.55	4.3988	4.4870	1.35%
57	11/25/2009	458,222,383.45	464,622.77	4.4139	4.5142	1.22%
58	12/25/2009	442,326,987.28	501,302.24	4.4293	4.5412	1.36%
59	1/25/2010	427,005,953.86	435,618.44	4.4454	4.5692	1.22%
60	2/25/2010	412,237,850.37	447,733.86	4.4669	4.5970	1.30%
61	3/25/2010	398,005,864.77	14,284,326.97	4.5237	4.6236	43.07%
62	4/25/2010	384,286,091.08	13,576,695.33	4.5555	4.6324	42.40%
63	5/25/2010	371,059,412.62	13,079,167.53	4.5735	4.6352	42.30%
64	6/25/2010	358,307,492.39	12,508,205.07	4.5916	4.6376	41.89%
65	7/25/2010	346,012,691.59	12,050,561.33	4.6088	4.6391	41.79%
66	8/25/2010	334,158,049.97	11,315,429.79	4.6192	4.6409	40.64%
67	9/25/2010	322,728,289.63	757,513.36	4.5759	4.6442	2.82%
68	10/25/2010	311,706,606.51	782,567.85	4.5723	4.6630	3.01%
69	11/25/2010	301,077,873.27	714,375.27	4.5870	4.6902	2.85%
70	12/25/2010	290,827,564.34	632,629.80	4.6018	4.7172	2.61%
71	1/25/2011	280,941,705.19	566,386.22	4.6174	4.7451	2.42%
72	2/25/2011	271,406,859.36	561,271.51	4.6386	4.7727	2.48%
73	3/25/2011	262,212,592.08	654,711.41	4.6971	4.7990	3.00%
74	4/25/2011	253,343,916.08	510,149.23	4.7289	4.8062	2.42%
75	5/25/2011	244,788,699.88	528,975.49	4.7462	4.8069	2.59%
76	6/25/2011	236,535,433.26	145,017.18	4.7634	4.8073	0.74%
77	7/25/2011	228,573,040.49	1,550.38	4.7798	4.8068	0.01%

78	8/25/2011	220,890,867.79	0.00	4.7887	4.8067	0.00%
79	9/25/2011	213,479,171.04	0.00	4.7395	4.8075	0.00%
80	10/25/2011	206,327,533.80	0.00	4.7337	4.8211	0.00%
81	11/25/2011	199,426,453.64	0.00	4.7478	4.8406	0.00%
82	12/25/2011	192,766,792.85	0.00	4.7619	4.8596	0.00%
83	1/25/2012	186,339,757.21	0.00	4.7768	4.8794	0.00%
84	2/25/2012	180,136,886.35	0.00	4.7938	4.8986	0.00%
85	3/25/2012	174,151,142.74	43,219.61	4.8249	4.9169	0.30%
86	4/25/2012	168,373,559.43	0.00	4.8460	4.9229	0.00%
87	5/25/2012	162,796,518.76	20,028.33	4.8610	4.9244	0.15%
88	6/25/2012	157,412,761.39	0.00	4.8764	4.9259	0.00%
89	7/25/2012	152,215,299.31	18,707.36	4.8909	4.9264	0.15%
90	8/25/2012	147,197,407.51	1,077.99	4.8993	4.9275	0.01%
91	9/25/2012	142,352,887.79	7,487.89	4.8591	4.9301	0.06%
92	10/25/2012	137,675,212.14	29,551.43	4.8554	4.9468	0.26%
93	11/25/2012	133,158,372.65	10,045.48	4.8685	4.9715	0.09%
94	12/25/2012	128,796,592.10	28,985.53	4.8815	4.9957	0.27%
95	1/25/2013	124,584,308.11	10,845.74	4.8953	5.0209	0.10%
96	2/25/2013	120,516,167.84	16,274.08	4.9144	5.0456	0.16%
97	3/25/2013	116,587,921.89	63,380.00	4.9680	5.0689	0.65%
98	4/25/2013	112,793,681.68	12,446.79	4.9969	5.0745	0.13%
99	5/25/2013	109,128,608.31	28,399.83	5.0117	5.0737	0.31%
100	6/25/2013	105,588,101.10	13,306.06	5.0267	5.0729	0.15%
101	7/25/2013	102,167,729.30	28,060.35	5.0407	5.0712	0.33%
102	8/25/2013	98,863,227.00	15,432.86	5.0478	5.0700	0.19%
103	9/25/2013	95,670,633.25	20,146.01	4.9997	5.0704	0.25%
104	10/25/2013	92,585,828.76	34,505.02	4.9932	5.0863	0.45%
105	11/25/2013	89,605,001.05	22,182.35	5.0057	5.1105	0.30%
106	12/25/2013	86,724,478.31	34,366.12	5.0182	5.1343	0.48%
107	1/25/2014	83,940,723.56	23,030.03	5.0315	5.1591	0.33%
108	2/25/2014	81,250,331.27	26,459.82	5.0502	5.1834	0.39%
109	3/25/2014	78,650,573.72	56,536.62	5.1037	5.2058	0.86%
110	4/25/2014	76,137,725.07	24,579.01	5.1322	5.2075	0.39%
111	5/25/2014	73,708,703.16	34,885.41	5.1465	5.2018	0.57%
112	6/25/2014	71,360,575.08	25,651.73	5.1608	5.1961	0.43%
113	7/25/2014	69,090,514.80	35,331.04	5.1741	5.1893	0.61%
114	8/25/2014	66,895,799.71	27,358.33	5.1785	5.1832	0.49%
115	9/25/2014	64,773,804.43	31,409.52	5.1125	5.1781	0.58%
116	10/25/2014	62,721,995.23	40,896.71	5.0998	5.1868	0.78%
117	11/25/2014	60,737,941.49	33,685.61	5.1113	5.2026	0.67%
118	12/25/2014	58,819,294.85	41,545.14	5.1229	5.2178	0.85%
119	1/25/2015	56,963,791.97	34,984.34	5.1353	5.2338	0.74%
120	2/25/2015	55,169,466.01	36,756.65	5.1491	5.2491	0.80%
121	3/25/2015	53,434,641.58	56,026.58	5.1724	5.2631	1.26%
122	4/25/2015	51,756,925.81	37,134.74	5.1897	5.2622	0.86%
123	5/25/2015	50,134,037.33	43,312.89	5.2018	5.2556	1.04%
124	6/25/2015	48,564,093.99	37,842.58	5.2144	5.2490	0.94%
125	7/25/2015	47,045,281.27	43,597.19	5.2260	5.2415	1.11%
126	8/25/2015	45,575,849.83	38,718.85	5.2291	5.2346	1.02%
127	9/25/2015	44,154,076.28	41,054.30	5.1648	5.2291	1.12%
128	10/25/2015	42,778,368.53	46,601.48	5.1517	5.2397	1.31%
129	11/25/2015	41,447,163.38	42,438.23	5.1618	5.2575	1.23%
130	12/25/2015	40,158,948.47	47,019.88	5.1719	5.2747	1.41%
131	1/25/2016	38,912,265.16	43,287.48	5.1829	5.2928	1.33%
132	2/25/2016	37,705,707.11	44,466.87	5.1971	5.3102	1.42%
133	3/25/2016	36,538,069.38	51,667.99	5.2333	5.3264	1.70%

134	4/25/2016	35,407,889.92	44,774.66	5.2534	5.3280	1.52%
135	5/25/2016	34,313,895.84	48,494.48	5.2645	5.3241	1.70%
136	6/25/2016	33,254,870.13	45,734.85	5.2760	5.3204	1.65%
137	7/25/2016	32,229,638.82	49,147.17	5.2865	5.3158	1.83%
138	8/25/2016	31,237,069.47	46,867.53	5.2903	5.3119	1.80%
139	9/25/2016	30,276,071.92	48,168.41	5.2407	5.3087	1.91%
140	10/25/2016	29,345,587.21	51,281.96	5.2317	5.3150	2.10%
141	11/25/2016	28,444,599.87	49,363.02	5.2413	5.3269	2.08%
142	12/25/2016	27,572,128.36	51,955.68	5.2508	5.3381	2.26%
143	1/25/2017	26,727,225.37	50,330.59	5.2610	5.3501	2.26%
144	2/25/2017	25,908,976.90	51,130.93	5.2718	5.3613	2.37%
145	3/25/2017	25,116,564.06	56,718.80	5.2861	5.3709	2.71%
146	4/25/2017	24,349,071.04	52,060.59	5.2988	5.3641	2.57%
147	5/25/2017	23,605,671.54	54,013.89	5.3085	5.3509	2.75%
148	6/25/2017	22,885,572.43	53,046.42	5.3189	5.3378	2.78%
149	7/25/2017	22,188,008.04	54,772.27	5.3280	5.3236	2.96%
150	8/25/2017	21,512,239.10	53,853.55	5.3267	5.3102	3.00%
151	9/25/2017	20,857,499.31	54,813.27	5.2429	5.2986	3.15%
152	10/25/2017	20,223,152.29	56,281.45	5.2222	5.3070	3.34%
153	11/25/2017	19,608,536.95	55,853.99	5.2298	5.3250	3.42%
154	12/25/2017	19,013,010.66	56,977.80	5.2375	5.3424	3.60%
155	1/25/2018	18,435,952.80	56,745.66	5.2462	5.3608	3.69%
156	2/25/2018	17,876,764.12	57,444.43	5.2594	5.3785	3.86%
157	3/25/2018	17,334,922.00	59,030.89	5.3026	5.3945	4.09%
158	4/25/2018	16,809,810.83	58,256.52	5.3243	5.3922	4.16%
159	5/25/2018	16,300,886.24	58,937.32	5.3333	5.3830	4.34%
160	6/25/2018	15,807,626.79	59,161.15	5.3426	5.3740	4.49%
161	7/25/2018	15,329,528.75	150,189.52	5.3508	5.3639	11.76%
162	8/25/2018	14,866,105.50	508,744.75	5.3508	5.3547	41.07%
163	9/25/2018	14,416,871.16	493,062.56	5.2865	5.3471	41.04%
164	10/25/2018	13,981,386.58	477,889.22	5.2715	5.3561	41.02%
165	11/25/2018	13,559,214.59	463,201.52	5.2786	5.3736	40.99%
166	12/25/2018	13,149,930.96	448,983.04	5.2857	5.3906	40.97%
167	1/25/2019	12,753,125.66	435,218.32	5.2939	5.4085	40.95%
168	2/25/2019	12,368,402.52	422,021.16	5.3065	5.4256	40.95%
169	3/25/2019	11,995,415.71	409,123.39	5.3497	5.4406	40.93%
170	4/25/2019	11,633,757.51	396,625.66	5.3710	5.4331	40.91%
171	5/25/2019	11,283,067.38	384,523.68	5.3794	5.4176	40.90%
172	6/25/2019	10,942,999.54	372,804.29	5.3880	5.4020	40.88%
173	7/25/2019	10,613,219.74	361,454.63	5.3954	5.3854	40.87%
174	8/25/2019	10,293,404.73	350,384.00	5.3919	5.3695	40.85%
175	9/25/2019	9,983,218.50	339,744.57	5.3034	5.3544	40.84%
176	10/25/2019	9,682,380.75	329,449.77	5.2803	5.3520	40.83%
177	11/25/2019	9,390,602.13	319,476.85	5.2862	5.3550	40.83%
178	12/25/2019	9,107,601.45	309,814.48	5.2924	5.3572	40.82%
179	1/25/2020	8,833,106.76	300,336.50	5.2993	5.3603	40.80%
180	2/25/2020	8,566,970.81	286,937.88	5.3039	5.3624	40.19%
181	3/25/2020	8,313,140.45	277,159.81	5.2937	5.3632	40.01%
182	4/25/2020	8,068,043.73	268,869.73	5.2957	5.3516	39.99%
183	5/25/2020	7,830,226.98	260,837.04	5.3014	5.3351	39.97%
184	6/25/2020	7,599,465.14	253,053.30	5.3081	5.3187	39.96%
185	7/25/2020	7,375,540.53	245,510.18	5.3137	5.3014	39.94%
186	8/25/2020	7,158,242.49	238,135.87	5.3087	5.2848	39.92%
187	9/25/2020	6,947,346.54	231,048.79	5.2228	5.2698	39.91%
188	10/25/2020	6,742,676.63	224,184.01	5.1994	5.2726	39.90%
189	11/25/2020	6,544,043.38	217,530.18	5.2037	5.2837	39.89%

190	12/25/2020	6,351,262.14	211,080.45	5.2082	5.2942	39.88%
191	1/25/2021	6,164,154.21	204,828.23	5.2136	5.3055	39.87%
192	2/25/2021	5,982,546.65	198,787.00	5.2216	5.3161	39.87%
193	3/25/2021	5,806,278.76	192,912.26	5.2478	5.3250	39.87%
194	4/25/2021	5,635,181.96	187,214.64	5.2615	5.3166	39.87%
195	5/25/2021	5,469,098.78	181,690.30	5.2667	5.3015	39.87%
196	6/25/2021	5,307,877.45	176,333.70	5.2724	5.2865	39.87%
197	7/25/2021	5,151,371.06	171,139.42	5.2769	5.2706	39.87%
198	8/25/2021	4,999,437.32	166,073.00	5.2722	5.2556	39.86%
199	9/25/2021	4,851,928.30	161,186.76	5.1951	5.2423	39.87%
200	10/25/2021	4,708,720.94	156,450.11	5.1738	5.2484	39.87%
201	11/25/2021	4,569,686.89	151,856.15	5.1773	5.2636	39.88%
202	12/25/2021	4,434,701.06	147,400.36	5.1810	5.2783	39.89%
203	1/25/2022	4,303,642.30	143,078.41	5.1856	5.2939	39.90%
204	2/25/2022	4,176,393.27	138,905.80	5.1954	5.3088	39.91%
205	3/25/2022	4,052,847.47	134,840.02	5.2404	5.3219	39.92%
206	4/25/2022	3,932,887.67	130,894.19	5.2600	5.3162	39.94%
207	5/25/2022	3,816,406.63	127,066.12	5.2649	5.3034	39.95%
208	6/25/2022	3,703,301.07	123,352.14	5.2700	5.2908	39.97%
209	7/25/2022	3,593,470.94	119,748.65	5.2739	5.2772	39.99%
210	8/25/2022	3,486,819.29	116,239.69	5.2701	5.2645	40.00%
211	9/25/2022	3,383,247.48	112,846.29	5.2039	5.2536	40.03%
212	10/25/2022	3,282,669.18	109,554.49	5.1857	5.2609	40.05%
213	11/25/2022	3,184,996.59	106,360.11	5.1890	5.2773	40.07%
214	12/25/2022	3,090,144.22	103,260.12	5.1923	5.2931	40.10%
215	1/25/2023	2,998,029.17	100,251.64	5.1966	5.3098	40.13%
216	2/25/2023	2,908,571.15	97,345.07	5.2068	5.3258	40.16%
217	3/25/2023	2,821,697.44	94,511.85	5.2571	5.3399	40.19%
218	4/25/2023	2,737,327.37	91,760.92	5.2783	5.3343	40.23%
219	5/25/2023	2,655,387.40	89,090.74	5.2830	5.3212	40.26%
220	6/25/2023	2,575,806.62	86,498.83	5.2878	5.3083	40.30%
221	7/25/2023	2,498,516.28	83,982.81	5.2914	5.2945	40.34%
222	8/25/2023	2,423,449.72	81,533.08	5.2873	5.2815	40.37%
223	9/25/2023	2,350,539.38	79,161.54	5.2209	5.2697	40.41%
224	10/25/2023	2,279,725.50	76,859.81	5.2024	5.2729	40.46%
225	11/25/2023	2,210,947.57	74,625.16	5.2055	5.2825	40.50%
226	12/25/2023	2,144,146.62	72,455.56	5.2085	5.2916	40.55%
227	1/25/2024	2,079,265.47	70,349.06	5.2124	5.3015	40.60%
228	2/25/2024	2,016,248.66	68,307.38	5.2190	5.3106	40.65%
229	3/25/2024	1,955,043.90	66,321.66	5.2449	5.3184	40.71%
230	4/25/2024	1,895,597.50	64,393.16	5.2568	5.3112	40.76%
231	5/25/2024	1,837,858.69	62,520.50	5.2605	5.2985	40.82%
232	6/25/2024	1,781,778.36	60,702.01	5.2646	5.2860	40.88%
233	7/25/2024	1,727,308.88	58,936.06	5.2677	5.2726	40.94%
234	8/25/2024	1,674,404.00	57,216.49	5.2634	5.2601	41.01%
235	9/25/2024	1,623,016.79	55,554.32	5.2005	5.2488	41.07%
236	10/25/2024	1,573,105.33	53,941.84	5.1829	5.2513	41.15%
237	11/25/2024	1,524,627.81	52,375.47	5.1855	5.2609	41.22%
238	12/25/2024	1,477,543.73	50,853.64	5.1880	5.2698	41.30%
239	1/25/2025	1,431,813.78	49,304.58	5.1914	5.2796	41.32%
240	2/25/2025	1,387,470.24	46,441.74	5.1976	5.2886	40.17%
241	3/25/2025	1,345,834.80	44,762.29	5.2239	5.2955	39.91%
242	4/25/2025	1,305,729.49	43,481.09	5.2363	5.2824	39.96%
243	5/25/2025	1,266,760.79	42,236.49	5.2395	5.2619	40.01%
244	6/25/2025	1,228,896.43	41,027.40	5.2431	5.2415	40.06%
245	7/25/2025	1,192,105.08	39,852.77	5.2455	5.2201	40.12%

246	8/25/2025	1,156,356.34	38,706.79	5.2370	5.1995	40.17%
247	9/25/2025	1,121,618.46	37,597.87	5.1438	5.1808	40.23%
248	10/25/2025	1,087,865.07	36,520.81	5.1162	5.1816	40.29%
249	11/25/2025	1,055,068.50	35,474.35	5.1176	5.1913	40.35%
250	12/25/2025	1,023,201.75	34,457.59	5.1193	5.2004	40.41%
251	1/25/2026	992,238.60	33,469.66	5.1219	5.2104	40.48%
252	2/25/2026	962,153.57	32,510.55	5.1278	5.2196	40.55%
253	3/25/2026	932,922.33	31,577.89	5.1573	5.2269	40.62%
254	4/25/2026	904,520.50	30,671.52	5.1702	5.2153	40.69%
255	5/25/2026	876,924.71	29,790.78	5.1727	5.1966	40.77%
256	6/25/2026	850,112.32	28,934.91	5.1755	5.1780	40.84%
257	7/25/2026	824,061.35	28,103.21	5.1772	5.1585	40.92%
258	8/25/2026	798,750.43	27,292.54	5.1692	5.1399	41.00%
259	9/25/2026	774,157.63	26,506.98	5.0859	5.1231	41.09%
260	10/25/2026	750,264.02	25,743.72	5.0609	5.1255	41.18%
261	11/25/2026	727,050.12	25,001.95	5.0618	5.1369	41.27%
262	12/25/2026	704,496.94	24,281.07	5.0629	5.1477	41.36%
263	1/25/2027	682,585.98	23,580.47	5.0649	5.1593	41.45%
264	2/25/2027	661,299.32	22,900.26	5.0714	5.1702	41.56%
265	3/25/2027	640,619.87	22,238.55	5.1093	5.1792	41.66%
266	4/25/2027	620,530.35	21,595.37	5.1246	5.1692	41.76%
267	5/25/2027	601,014.27	20,970.24	5.1267	5.1520	41.87%
268	6/25/2027	582,055.64	20,362.66	5.1289	5.1349	41.98%
269	7/25/2027	563,638.93	19,772.13	5.1301	5.1169	42.10%
270	8/25/2027	545,749.05	19,196.97	5.1226	5.0998	42.21%
271	9/25/2027	528,370.69	18,639.02	5.0470	5.0841	42.33%
272	10/25/2027	511,490.25	18,096.81	5.0241	5.0850	42.46%
273	11/25/2027	495,093.93	17,569.79	5.0247	5.0927	42.59%
274	12/25/2027	479,168.27	17,057.53	5.0253	5.0999	42.72%
275	1/25/2028	463,700.18	16,559.62	5.0269	5.1078	42.85%
276	2/25/2028	448,676.94	16,075.85	5.0313	5.1151	43.00%
277	3/25/2028	434,086.31	15,605.46	5.0571	5.1212	43.14%
278	4/25/2028	419,916.16	15,148.22	5.0673	5.1144	43.29%
279	5/25/2028	406,154.80	14,703.77	5.0686	5.1028	43.44%
280	6/25/2028	392,790.89	14,271.77	5.0703	5.0914	43.60%
281	7/25/2028	379,813.39	13,851.85	5.0710	5.0792	43.76%
282	8/25/2028	367,211.58	13,443.25	5.0661	5.0679	43.93%
283	9/25/2028	354,974.78	13,046.49	5.0150	5.0581	44.10%
284	10/25/2028	343,093.11	12,660.86	4.9996	5.0637	44.28%
285	11/25/2028	331,556.73	12,286.02	5.0002	5.0772	44.47%
286	12/25/2028	320,356.07	11,921.68	5.0006	5.0900	44.66%
287	1/25/2029	309,481.81	11,567.54	5.0019	5.1037	44.85%
288	2/25/2029	298,924.90	11,223.65	5.0092	5.1168	45.06%
289	3/25/2029	288,676.71	10,889.08	5.0573	5.1279	45.26%
290	4/25/2029	278,728.51	10,563.86	5.0756	5.1196	45.48%
291	5/25/2029	269,071.93	10,247.74	5.0772	5.1040	45.70%
292	6/25/2029	259,698.89	9,940.49	5.0789	5.0886	45.93%
293	7/25/2029	250,601.52	9,641.85	5.0795	5.0724	46.17%
294	8/25/2029	241,772.17	9,351.29	5.0725	5.0570	46.41%
295	9/25/2029	233,203.21	9,069.17	5.0053	5.0435	46.67%
296	10/25/2029	224,887.59	8,794.99	4.9847	5.0487	46.93%
297	11/25/2029	216,818.29	8,528.50	4.9849	5.0629	47.20%
298	12/25/2029	208,988.47	8,269.50	4.9852	5.0766	47.48%
299	1/25/2030	201,391.46	8,014.60	4.9864	5.0911	47.76%
300	2/25/2030	194,023.97	7,766.26	4.9940	5.1050	48.03%
301	3/25/2030	186,880.51	7,524.41	5.0457	5.1169	48.32%

302	4/25/2030	179,955.07	7,293.79	5.0651	5.1092	48.64%
303	5/25/2030	173,237.13	7,069.66	5.0666	5.0941	48.97%
304	6/25/2030	166,720.92	6,851.84	5.0682	5.0792	49.32%
305	7/25/2030	160,400.82	6,640.16	5.0687	5.0634	49.68%
306	8/25/2030	154,271.36	6,434.31	5.0619	5.0486	50.05%
307	9/25/2030	148,327.13	6,234.40	4.9971	5.0356	50.44%
308	10/25/2030	142,563.06	6,040.14	4.9772	5.0412	50.84%
309	11/25/2030	136,974.12	5,851.37	4.9773	5.0559	51.26%
310	12/25/2030	131,555.43	5,667.95	4.9775	5.0700	51.70%
311	1/25/2031	126,302.22	5,489.71	4.9786	5.0849	52.16%
312	2/25/2031	121,209.87	5,316.62	4.9864	5.0993	52.64%
313	3/25/2031	116,273.93	5,148.35	5.0401	5.1116	53.13%
314	4/25/2031	111,489.95	4,984.86	5.0601	5.1043	53.65%
315	5/25/2031	106,853.69	4,826.00	5.0616	5.0896	54.20%
316	6/25/2031	102,360.98	4,671.67	5.0630	5.0751	54.77%
317	7/25/2031	98,007.81	4,521.73	5.0634	5.0598	55.36%
318	8/25/2031	93,790.24	4,375.99	5.0567	5.0453	55.99%
319	9/25/2031	89,704.42	4,234.48	4.9940	5.0323	56.65%
320	10/25/2031	85,746.69	4,097.01	4.9746	5.0354	57.34%
321	11/25/2031	81,913.44	3,963.47	4.9747	5.0454	58.06%
322	12/25/2031	78,201.15	3,833.76	4.9748	5.0548	58.83%
323	1/25/2032	74,606.42	3,707.76	4.9758	5.0650	59.64%
324	2/25/2032	71,125.91	3,585.41	4.9811	5.0745	60.49%
325	3/25/2032	67,756.42	3,466.56	5.0176	5.0828	61.39%
326	4/25/2032	64,494.78	3,351.12	5.0309	5.0778	62.35%
327	5/25/2032	61,337.93	3,239.01	5.0318	5.0678	63.37%
328	6/25/2032	58,282.90	3,130.13	5.0329	5.0580	64.45%
329	7/25/2032	55,326.78	3,024.41	5.0331	5.0475	65.60%
330	8/25/2032	52,466.76	2,921.72	5.0287	5.0379	66.82%
331	9/25/2032	49,700.10	2,822.03	4.9859	5.0298	68.14%
332	10/25/2032	47,024.13	2,725.24	4.9727	5.0367	69.54%
333	11/25/2032	44,436.27	2,631.26	4.9729	5.0514	71.06%
334	12/25/2032	41,934.00	2,540.02	4.9730	5.0656	72.69%
335	1/25/2033	39,514.86	2,451.45	4.9740	5.0806	74.45%
336	2/25/2033	37,176.47	2,365.49	4.9817	5.0950	76.35%
337	3/25/2033	34,916.52	2,282.02	5.0361	5.1073	78.43%
338	4/25/2033	32,732.73	2,201.01	5.0562	5.0998	80.69%
339	5/25/2033	30,622.91	2,122.38	5.0575	5.0848	83.17%
340	6/25/2033	28,584.92	2,046.06	5.0588	5.0701	85.89%
341	7/25/2033	26,616.68	1,972.00	5.0590	5.0545	88.91%
342	8/25/2033	24,716.17	1,900.12	5.0522	5.0398	92.25%
343	9/25/2033	22,881.41	1,830.38	4.9887	5.0270	95.99%
344	10/25/2033	21,110.50	1,762.71	4.9691	5.0326	100.20%
345	11/25/2033	19,401.59	1,697.06	4.9691	5.0471	104.96%
346	12/25/2033	17,752.85	1,633.37	4.9691	5.0611	110.41%
347	1/25/2034	16,162.54	1,571.59	4.9700	5.0759	116.68%
348	2/25/2034	14,628.93	1,511.66	4.9777	5.0901	124.00%
349	3/25/2034	13,150.36	1,453.53	5.0314	5.1022	132.64%
350	4/25/2034	11,725.22	1,397.15	5.0513	5.0942	142.99%
351	5/25/2034	10,351.91	1,342.48	5.0525	5.0787	155.62%
352	6/25/2034	9,028.92	1,289.46	5.0537	5.0634	171.38%
353	7/25/2034	7,754.75	1,238.05	5.0539	5.0473	191.58%
354	8/25/2034	6,527.95	1,188.22	5.0467	5.0320	218.42%
355	9/25/2034	5,347.11	1,142.03	4.9813	5.0187	256.29%
356	10/25/2034	4,210.55	1,097.68	4.9611	5.0237	312.84%
357	11/25/2034	3,117.15	1,054.49	4.9609	5.0376	405.94%

358	12/25/2034	2,065.87	1,011.71	4.9608	5.0510	587.67%
359	1/25/2035	1,056.32	964.60	4.9617	5.0652	1095.80%
360	2/25/2035	92.90	93.12	4.969	5.0787	1202.84%
Total						

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eases

5 CDR - 50% Loss Severity - 6m lag

Triggers Calculated

100 PPC - Forward + 200						
Per	Date	Coll_Bal	XS_Interest	1mLIBOR	6mLIBOR	XS as %
1	3/25/2005	2,991,323,978.77	9,745,962.64	2.5900	3.0000	3.91%
2	4/25/2005	2,977,507,224.03	3,686,494.58	4.7338	5.1316	1.49%
3	5/25/2005	2,957,679,882.35	3,559,872.30	4.9461	5.2529	1.44%
4	6/25/2005	2,931,856,563.88	2,655,107.50	5.1343	5.3499	1.09%
5	7/25/2005	2,900,087,337.48	2,944,916.23	5.1812	5.4310	1.22%
6	8/25/2005	2,862,458,622.18	2,264,975.86	5.2737	5.5115	0.95%
7	9/25/2005	2,819,093,770.87	0.00	5.3932	5.5875	0.00%
8	########	2,757,458,920.37	0.00	5.4523	5.6526	0.00%
9	########	2,690,568,697.23	0.00	5.5219	5.7080	0.00%
10	########	2,618,682,830.01	0.00	5.6166	5.7590	0.00%
11	1/25/2006	2,542,096,406.60	0.00	5.6589	5.8047	0.00%
12	2/25/2006	2,461,167,989.81	0.00	5.7181	5.8426	0.00%
13	3/25/2006	2,382,328,423.33	0.00	5.7926	5.8746	0.00%
14	4/25/2006	2,305,908,637.13	0.00	5.7768	5.9019	0.00%
15	5/25/2006	2,231,859,380.78	0.00	5.8207	5.9308	0.00%
16	6/25/2006	2,160,132,829.49	0.00	5.8836	5.9556	0.00%
17	7/25/2006	2,090,682,351.64	0.00	5.8812	5.9766	0.00%
18	8/25/2006	2,023,462,286.31	0.00	5.9018	5.9986	0.00%
19	9/25/2006	1,958,427,604.61	0.00	5.9536	6.0208	0.00%
20	########	1,895,504,999.78	0.00	5.9482	6.0385	0.00%
21	########	1,834,628,348.03	0.00	5.9670	6.0565	0.00%

22	########	1,775,595,132.69	0.00	6.0094	6.0724	0.00%
23	1/25/2007	1,683,887,992.46	0.00	6.0105	6.0866	0.00%
24	2/25/2007	1,595,359,778.05	0.00	6.0313	6.0998	0.00%
25	3/25/2007	1,511,740,535.18	0.00	6.0666	6.1119	0.00%
26	4/25/2007	1,432,724,858.43	0.00	6.0529	6.1231	0.00%
27	5/25/2007	1,358,124,512.57	0.00	6.0601	6.1360	0.00%
28	6/25/2007	1,307,229,528.92	0.00	6.0917	6.1506	0.00%
29	7/25/2007	1,259,315,530.32	0.00	6.0881	6.1638	0.00%
30	8/25/2007	1,213,310,587.84	0.00	6.1011	6.1790	0.00%
31	9/25/2007	1,169,289,085.25	0.00	6.1294	6.1950	0.00%
32	########	1,127,022,214.03	0.00	6.1301	6.2092	0.00%
33	########	1,086,428,273.18	0.00	6.1456	6.2229	0.00%
34	########	1,047,436,778.71	0.00	6.1709	6.2354	0.00%
35	1/25/2008	1,009,897,444.73	0.00	6.1772	6.2476	0.00%
36	2/25/2008	973,750,590.42	0.00	6.1945	6.2585	0.00%
37	3/25/2008	939,034,764.48	0.00	6.2173	6.2691	0.00%
38	4/25/2008	905,605,254.63	0.00	6.2098	6.2795	0.00%
39	5/25/2008	873,408,269.49	0.00	6.2198	6.2913	0.00%
40	6/25/2008	842,397,165.96	0.00	6.2415	6.3043	0.00%
41	7/25/2008	812,527,084.18	0.00	6.2422	6.3165	0.00%
42	8/25/2008	783,755,033.99	0.00	6.2560	6.3318	0.00%
43	9/25/2008	756,065,510.28	0.00	6.2764	6.3479	0.00%
44	########	729,391,839.55	0.00	6.2804	6.3622	0.00%
45	########	703,694,455.91	0.00	6.2956	6.3810	0.00%
46	########	678,936,604.59	0.00	6.3148	6.4000	0.00%
47	1/25/2009	655,082,940.77	0.00	6.3313	6.4195	0.00%
48	2/25/2009	632,099,506.54	0.00	6.3501	6.4390	0.00%
49	3/25/2009	609,959,950.72	0.00	6.3681	6.4582	0.00%
50	4/25/2009	588,626,314.84	0.00	6.3887	6.4647	0.00%
51	5/25/2009	568,068,060.12	0.00	6.4078	6.4663	0.00%
52	6/25/2009	548,256,142.18	0.00	6.4275	6.4675	0.00%
53	7/25/2009	529,162,627.32	0.00	6.4466	6.4676	0.00%
54	8/25/2009	510,760,660.89	0.00	6.4600	6.4677	0.00%
55	9/25/2009	493,026,035.37	0.00	6.4067	6.4689	0.00%
56	########	475,932,193.85	0.00	6.3988	6.4870	0.00%
57	########	459,455,175.70	0.00	6.4139	6.5142	0.00%
58	########	443,571,996.19	0.00	6.4293	6.5412	0.00%
59	1/25/2010	428,260,546.63	0.00	6.4454	6.5692	0.00%
60	2/25/2010	413,499,569.69	0.00	6.4669	6.5970	0.00%
61	3/25/2010	399,271,426.41	0.00	6.5237	6.6236	0.00%
62	4/25/2010	385,553,446.12	0.00	6.5555	6.6324	0.00%
63	5/25/2010	372,326,663.72	0.00	6.5735	6.6352	0.00%
64	6/25/2010	359,572,880.41	0.00	6.5916	6.6376	0.00%
65	7/25/2010	347,274,588.08	0.00	6.6088	6.6391	0.00%
66	8/25/2010	335,414,948.18	0.00	6.6192	6.6409	0.00%
67	9/25/2010	323,978,532.35	0.00	6.5759	6.6442	0.00%
68	########	312,948,930.25	0.00	6.5723	6.6630	0.00%
69	########	302,311,124.17	0.00	6.5870	6.6902	0.00%
70	########	292,050,685.02	0.00	6.6018	6.7172	0.00%
71	1/25/2011	282,153,729.27	0.00	6.6174	6.7451	0.00%
72	2/25/2011	272,606,903.83	0.00	6.6386	6.7727	0.00%
73	3/25/2011	263,399,231.74	0.00	6.6971	6.7990	0.00%
74	4/25/2011	254,516,438.68	0.00	6.7289	6.8062	0.00%
75	5/25/2011	245,946,503.63	0.00	6.7462	6.8069	0.00%
76	6/25/2011	237,677,980.37	0.00	6.7634	6.8073	0.00%
77	7/25/2011	229,699,853.32	0.00	6.7798	6.8068	0.00%

78	8/25/2011	222,001,524.01	0.00	6.7887	6.8067	0.00%
79	9/25/2011	214,573,177.45	0.00	6.7395	6.8075	0.00%
80	########	207,404,580.20	0.00	6.7337	6.8211	0.00%
81	########	200,486,277.44	0.00	6.7478	6.8406	0.00%
82	########	193,809,174.28	0.00	6.7619	6.8596	0.00%
83	1/25/2012	187,364,516.52	0.00	6.7768	6.8794	0.00%
84	2/25/2012	181,143,880.14	0.00	6.7938	6.8986	0.00%
85	3/25/2012	175,140,001.59	0.00	6.8249	6.9169	0.00%
86	4/25/2012	169,344,213.07	0.00	6.8460	6.9229	0.00%
87	5/25/2012	163,748,943.87	0.00	6.8610	6.9244	0.00%
88	6/25/2012	158,346,961.42	0.00	6.8764	6.9259	0.00%
89	7/25/2012	153,131,302.58	0.00	6.8909	6.9264	0.00%
90	8/25/2012	148,095,264.82	0.00	6.8993	6.9275	0.00%
91	9/25/2012	143,232,607.91	0.00	6.8591	6.9301	0.00%
92	########	138,536,890.99	0.00	6.8554	6.9468	0.00%
93	########	134,002,125.58	0.00	6.8685	6.9715	0.00%
94	########	129,622,550.79	0.00	6.8815	6.9957	0.00%
95	1/25/2013	125,392,619.17	0.00	6.8953	7.0209	0.00%
96	2/25/2013	121,306,990.79	0.00	6.9144	7.0456	0.00%
97	3/25/2013	117,361,227.87	0.00	6.9680	7.0689	0.00%
98	4/25/2013	113,549,658.66	0.00	6.9969	7.0745	0.00%
99	5/25/2013	109,867,467.31	0.00	7.0117	7.0737	0.00%
100	6/25/2013	106,310,061.33	0.00	7.0267	7.0729	0.00%
101	7/25/2013	102,873,017.30	0.00	7.0407	7.0712	0.00%
102	8/25/2013	99,552,075.49	0.00	7.0478	7.0700	0.00%
103	9/25/2013	96,343,248.83	0.00	6.9997	7.0704	0.00%
104	########	93,242,457.71	0.00	6.9932	7.0863	0.00%
105	########	90,245,893.86	0.00	7.0057	7.1105	0.00%
106	########	87,349,888.97	0.00	7.0182	7.1343	0.00%
107	1/25/2014	84,550,908.90	0.00	7.0315	7.1591	0.00%
108	2/25/2014	81,845,550.01	0.00	7.0502	7.1834	0.00%
109	3/25/2014	79,230,971.56	0.00	7.1037	7.2058	0.00%
110	4/25/2014	76,703,566.49	0.00	7.1322	7.2075	0.00%
111	5/25/2014	74,260,260.91	0.00	7.1465	7.2018	0.00%
112	6/25/2014	71,898,121.75	0.00	7.1608	7.1961	0.00%
113	7/25/2014	69,614,322.47	0.00	7.1741	7.1893	0.00%
114	8/25/2014	67,406,139.50	0.00	7.1785	7.1832	0.00%
115	9/25/2014	65,270,946.58	0.00	7.1125	7.1781	0.00%
116	########	63,206,209.53	0.00	7.0998	7.1868	0.00%
117	########	61,209,494.76	0.00	7.1113	7.2026	0.00%
118	########	59,278,451.99	0.00	7.1229	7.2178	0.00%
119	1/25/2015	57,410,815.72	0.00	7.1353	7.2338	0.00%
120	2/25/2015	55,604,616.60	0.00	7.1491	7.2491	0.00%
121	3/25/2015	53,858,152.98	0.00	7.1724	7.2631	0.00%
122	4/25/2015	52,169,052.42	0.00	7.1897	7.2622	0.00%
123	5/25/2015	50,535,033.58	0.00	7.2018	7.2556	0.00%
124	6/25/2015	48,954,211.17	0.00	7.2144	7.2490	0.00%
125	7/25/2015	47,424,767.42	0.00	7.2260	7.2415	0.00%
126	8/25/2015	45,944,949.61	0.00	7.2291	7.2346	0.00%
127	9/25/2015	44,513,037.70	0.00	7.1648	7.2291	0.00%
128	########	43,127,429.64	0.00	7.1517	7.2397	0.00%
129	########	41,786,557.72	0.00	7.1618	7.2575	0.00%
130	########	40,488,905.93	0.00	7.1719	7.2747	0.00%
131	1/25/2016	39,233,011.96	0.00	7.1829	7.2928	0.00%
132	2/25/2016	38,017,465.68	0.00	7.1971	7.3102	0.00%
133	3/25/2016	36,841,031.51	0.00	7.2333	7.3264	0.00%

134	4/25/2016	35,702,271.04	0.00	7.2534	7.3280	0.00%
135	5/25/2016	34,599,909.45	0.00	7.2645	7.3241	0.00%
136	6/25/2016	33,532,725.81	0.00	7.2760	7.3204	0.00%
137	7/25/2016	32,499,542.19	0.00	7.2865	7.3158	0.00%
138	8/25/2016	31,499,222.17	0.00	7.2903	7.3119	0.00%
139	9/25/2016	30,530,671.22	0.00	7.2407	7.3087	0.00%
140	########	29,592,827.25	0.00	7.2317	7.3150	0.00%
141	########	28,684,670.58	0.00	7.2413	7.3269	0.00%
142	########	27,805,215.77	0.00	7.2508	7.3381	0.00%
143	1/25/2017	26,953,511.67	0.00	7.2610	7.3501	0.00%
144	2/25/2017	26,128,640.41	0.00	7.2718	7.3613	0.00%
145	3/25/2017	25,329,769.06	0.00	7.2861	7.3709	0.00%
146	4/25/2017	24,555,988.52	0.00	7.2988	7.3641	0.00%
147	5/25/2017	23,806,469.51	0.00	7.3085	7.3509	0.00%
148	6/25/2017	23,080,415.13	0.00	7.3189	7.3378	0.00%
149	7/25/2017	22,377,056.05	0.00	7.3280	7.3236	0.00%
150	8/25/2017	21,695,649.35	0.00	7.3267	7.3102	0.00%
151	9/25/2017	21,035,433.25	0.00	7.2429	7.2986	0.00%
152	########	20,395,759.65	0.00	7.2222	7.3070	0.00%
153	########	19,775,963.30	0.00	7.2298	7.3250	0.00%
154	########	19,175,398.20	0.00	7.2375	7.3424	0.00%
155	1/25/2018	18,593,440.37	0.00	7.2462	7.3608	0.00%
156	2/25/2018	18,029,487.25	0.00	7.2594	7.3785	0.00%
157	3/25/2018	17,483,004.79	0.00	7.3026	7.3945	0.00%
158	4/25/2018	16,953,382.53	0.00	7.3243	7.3922	0.00%
159	5/25/2018	16,440,073.58	0.00	7.3333	7.3830	0.00%
160	6/25/2018	15,942,553.38	0.00	7.3426	7.3740	0.00%
161	7/25/2018	15,460,315.15	0.00	7.3508	7.3639	0.00%
162	8/25/2018	14,992,869.24	0.00	7.3508	7.3547	0.00%
163	9/25/2018	14,539,728.99	0.00	7.2865	7.3471	0.00%
164	########	14,100,450.23	0.00	7.2715	7.3561	0.00%
165	########	13,674,592.72	0.00	7.2786	7.3736	0.00%
166	########	13,261,729.43	0.00	7.2857	7.3906	0.00%
167	1/25/2019	12,861,447.64	354,310.99	7.2939	7.4085	33.06%
168	2/25/2019	12,473,348.48	431,132.89	7.3065	7.4256	41.48%
169	3/25/2019	12,097,078.72	417,907.23	7.3497	7.4406	41.46%
170	4/25/2019	11,732,232.99	405,092.60	7.3710	7.4331	41.43%
171	5/25/2019	11,378,448.62	392,685.05	7.3794	7.4176	41.41%
172	6/25/2019	11,035,377.36	380,671.01	7.3880	7.4020	41.39%
173	7/25/2019	10,702,682.51	369,037.24	7.3954	7.3854	41.38%
174	8/25/2019	10,380,038.49	357,686.05	7.3919	7.3695	41.35%
175	9/25/2019	10,067,109.82	346,782.32	7.3034	7.3544	41.34%
176	########	9,763,611.07	336,233.21	7.2803	7.3520	41.32%
177	########	9,469,250.42	326,015.08	7.2862	7.3550	41.31%
178	########	9,183,744.56	316,116.27	7.2924	7.3572	41.31%
179	1/25/2020	8,906,819.42	306,410.30	7.2993	7.3603	41.28%
180	2/25/2020	8,638,325.74	292,791.19	7.3039	7.3624	40.67%
181	3/25/2020	8,382,208.62	282,801.23	7.2937	7.3632	40.49%
182	4/25/2020	8,134,893.87	274,306.80	7.2957	7.3516	40.46%
183	5/25/2020	7,894,925.93	266,077.08	7.3014	7.3351	40.44%
184	6/25/2020	7,662,077.89	258,103.36	7.3081	7.3187	40.42%
185	7/25/2020	7,436,130.26	250,377.06	7.3137	7.3014	40.40%
186	8/25/2020	7,216,870.61	242,820.45	7.3087	7.2848	40.38%
187	9/25/2020	7,004,074.94	235,563.04	7.2228	7.2698	40.36%
188	########	6,797,563.24	228,534.39	7.1994	7.2726	40.34%
189	########	6,597,144.38	221,722.56	7.2037	7.2837	40.33%

190	########	6,402,632.11	215,120.49	7.2082	7.2942	40.32%
191	1/25/2021	6,213,846.20	208,721.39	7.2136	7.3055	40.31%
192	2/25/2021	6,030,612.20	202,540.36	7.2216	7.3161	40.30%
193	3/25/2021	5,852,767.29	196,529.15	7.2478	7.3250	40.29%
194	4/25/2021	5,680,142.11	190,699.79	7.2615	7.3166	40.29%
195	5/25/2021	5,512,577.86	185,048.43	7.2667	7.3015	40.28%
196	6/25/2021	5,349,921.42	179,569.39	7.2724	7.2865	40.28%
197	7/25/2021	5,192,024.53	174,257.06	7.2769	7.2706	40.27%
198	8/25/2021	5,038,743.64	169,074.07	7.2722	7.2556	40.27%
199	9/25/2021	4,889,930.43	164,078.07	7.1951	7.2423	40.27%
200	########	4,745,459.70	159,235.78	7.1738	7.2484	40.27%
201	########	4,605,201.84	154,539.99	7.1773	7.2636	40.27%
202	########	4,469,030.61	149,986.04	7.1810	7.2783	40.27%
203	1/25/2022	4,336,823.72	145,569.45	7.1856	7.2939	40.28%
204	2/25/2022	4,208,462.75	141,307.49	7.1954	7.3088	40.29%
205	3/25/2022	4,083,839.57	137,153.81	7.2404	7.3219	40.30%
206	4/25/2022	3,962,836.46	133,123.10	7.2600	7.3162	40.31%
207	5/25/2022	3,845,345.25	129,213.20	7.2649	7.3034	40.32%
208	6/25/2022	3,731,261.67	125,420.35	7.2700	7.2908	40.34%
209	7/25/2022	3,620,484.70	121,740.83	7.2739	7.2772	40.35%
210	8/25/2022	3,512,916.46	118,157.35	7.2701	7.2645	40.36%
211	9/25/2022	3,408,457.73	114,693.28	7.2039	7.2536	40.38%
212	########	3,307,020.97	111,333.46	7.1857	7.2609	40.40%
213	########	3,208,517.49	108,073.50	7.1890	7.2773	40.42%
214	########	3,112,860.95	104,910.32	7.1923	7.2931	40.44%
215	1/25/2023	3,019,967.67	101,840.93	7.1966	7.3098	40.47%
216	2/25/2023	2,929,756.55	98,876.98	7.2068	7.3258	40.50%
217	3/25/2023	2,842,153.79	95,987.21	7.2571	7.3399	40.53%
218	4/25/2023	2,757,078.33	93,181.67	7.2783	7.3343	40.56%
219	5/25/2023	2,674,455.91	90,458.87	7.2830	7.3212	40.59%
220	6/25/2023	2,594,214.92	87,816.25	7.2878	7.3083	40.62%
221	7/25/2023	2,516,285.93	85,251.35	7.2914	7.2945	40.66%
222	8/25/2023	2,440,601.61	82,753.77	7.2873	7.2815	40.69%
223	9/25/2023	2,367,093.92	80,336.81	7.2209	7.2697	40.73%
224	########	2,295,702.32	77,991.37	7.2024	7.2729	40.77%
225	########	2,226,365.66	75,714.60	7.2055	7.2825	40.81%
226	########	2,159,024.38	73,504.42	7.2085	7.2916	40.85%
227	1/25/2024	2,093,620.74	71,358.81	7.2124	7.3015	40.90%
228	2/25/2024	2,030,098.72	69,279.83	7.2190	7.3106	40.95%
229	3/25/2024	1,968,405.42	67,257.80	7.2449	7.3184	41.00%
230	4/25/2024	1,908,486.70	65,294.30	7.2568	7.3112	41.06%
231	5/25/2024	1,850,291.28	63,387.90	7.2605	7.2985	41.11%
232	6/25/2024	1,793,769.57	61,536.91	7.2646	7.2860	41.17%
233	7/25/2024	1,738,873.44	59,739.64	7.2677	7.2726	41.23%
234	8/25/2024	1,685,556.20	57,989.38	7.2634	7.2601	41.28%
235	9/25/2024	1,633,770.52	56,298.14	7.2005	7.2488	41.35%
236	########	1,583,473.97	54,657.68	7.1829	7.2513	41.42%
237	########	1,534,624.32	53,064.35	7.1855	7.2609	41.49%
238	########	1,487,180.64	51,516.55	7.1880	7.2698	41.57%
239	1/25/2025	1,441,103.23	49,942.46	7.1914	7.2796	41.59%
240	2/25/2025	1,396,424.00	47,055.74	7.1976	7.2886	40.44%
241	3/25/2025	1,354,464.21	45,353.09	7.2239	7.2955	40.18%
242	4/25/2025	1,314,045.56	44,049.51	7.2363	7.2824	40.23%
243	5/25/2025	1,274,774.19	42,783.36	7.2395	7.2619	40.27%
244	6/25/2025	1,236,617.47	41,553.51	7.2431	7.2415	40.32%
245	7/25/2025	1,199,543.76	40,358.88	7.2455	7.2201	40.37%

246	8/25/2025	1,163,522.31	39,193.10	7.2370	7.1995	40.42%
247	9/25/2025	1,128,521.12	38,065.62	7.1438	7.1808	40.48%
248	########	1,094,513.47	36,970.72	7.1162	7.1816	40.53%
249	########	1,061,471.38	35,907.07	7.1176	7.1913	40.59%
250	########	1,029,367.58	34,873.76	7.1193	7.2004	40.65%
251	1/25/2026	998,175.56	33,869.89	7.1219	7.2104	40.72%
252	2/25/2026	967,869.58	32,895.53	7.1278	7.2196	40.79%
253	3/25/2026	938,425.05	31,948.09	7.1573	7.2269	40.85%
254	4/25/2026	909,817.35	31,027.49	7.1702	7.2153	40.92%
255	5/25/2026	882,022.85	30,133.03	7.1727	7.1966	41.00%
256	6/25/2026	855,018.68	29,263.97	7.1755	7.1780	41.07%
257	7/25/2026	828,782.64	28,419.55	7.1772	7.1585	41.15%
258	8/25/2026	803,293.14	27,596.36	7.1692	7.1399	41.22%
259	9/25/2026	778,528.01	26,799.01	7.0859	7.1231	41.31%
260	########	754,468.15	26,024.41	7.0609	7.1255	41.39%
261	########	731,093.86	25,271.74	7.0618	7.1369	41.48%
262	########	708,385.93	24,540.36	7.0629	7.1477	41.57%
263	1/25/2027	686,325.72	23,829.64	7.0649	7.1593	41.66%
264	2/25/2027	664,895.09	23,139.78	7.0714	7.1702	41.76%
265	3/25/2027	644,076.80	22,468.71	7.1093	7.1792	41.86%
266	4/25/2027	623,853.38	21,816.51	7.1246	7.1692	41.96%
267	5/25/2027	604,208.17	21,182.70	7.1267	7.1520	42.07%
268	6/25/2027	585,125.04	20,566.76	7.1289	7.1349	42.18%
269	7/25/2027	566,588.29	19,968.19	7.1301	7.1169	42.29%
270	8/25/2027	548,582.68	19,385.14	7.1226	7.0998	42.40%
271	9/25/2027	531,092.76	18,819.75	7.0470	7.0841	42.52%
272	########	514,104.77	18,270.37	7.0241	7.0850	42.65%
273	########	497,604.80	17,736.46	7.0247	7.0927	42.77%
274	########	481,579.24	17,217.57	7.0253	7.0999	42.90%
275	1/25/2028	466,014.89	16,713.28	7.0269	7.1078	43.04%
276	2/25/2028	450,898.89	16,223.40	7.0313	7.1151	43.18%
277	3/25/2028	436,218.89	15,747.10	7.0571	7.1212	43.32%
278	4/25/2028	421,962.64	15,284.18	7.0673	7.1144	43.47%
279	5/25/2028	408,118.34	14,834.26	7.0686	7.1028	43.62%
280	6/25/2028	394,674.54	14,397.00	7.0703	7.0914	43.77%
281	7/25/2028	381,620.10	13,972.03	7.0710	7.0792	43.93%
282	8/25/2028	368,944.19	13,558.51	7.0661	7.0679	44.10%
283	9/25/2028	356,636.02	13,157.06	7.0150	7.0581	44.27%
284	########	344,685.63	12,766.94	6.9996	7.0637	44.45%
285	########	333,083.10	12,387.78	7.0002	7.0772	44.63%
286	########	321,818.76	12,019.27	7.0006	7.0900	44.82%
287	1/25/2029	310,883.19	11,661.13	7.0019	7.1037	45.01%
288	2/25/2029	300,267.28	11,313.44	7.0092	7.1168	45.21%
289	3/25/2029	289,962.32	10,975.17	7.0573	7.1279	45.42%
290	4/25/2029	279,959.49	10,646.40	7.0756	7.1196	45.63%
291	5/25/2029	270,250.35	10,326.87	7.0772	7.1040	45.85%
292	6/25/2029	260,826.74	10,016.33	7.0789	7.0886	46.08%
293	7/25/2029	251,680.73	9,714.52	7.0795	7.0724	46.32%
294	8/25/2029	242,804.59	9,420.89	7.0725	7.0570	46.56%
295	9/25/2029	234,190.63	9,135.85	7.0053	7.0435	46.81%
296	########	225,831.73	8,858.87	6.9847	7.0487	47.07%
297	########	217,720.82	8,589.69	6.9849	7.0629	47.34%
298	########	209,850.98	8,328.10	6.9852	7.0766	47.62%
299	1/25/2030	202,215.52	8,070.71	6.9864	7.0911	47.89%
300	2/25/2030	194,811.07	7,819.98	6.9940	7.1050	48.17%
301	3/25/2030	187,632.13	7,575.83	7.0457	7.1169	48.45%

302	4/25/2030	180,672.59	7,343.01	7.0651	7.1092	48.77%
303	5/25/2030	173,921.89	7,116.76	7.0666	7.0941	49.10%
304	6/25/2030	167,374.21	6,896.91	7.0682	7.0792	49.45%
305	7/25/2030	161,023.88	6,683.28	7.0687	7.0634	49.81%
306	8/25/2030	154,865.38	6,475.54	7.0619	7.0486	50.18%
307	9/25/2030	148,893.27	6,273.82	6.9971	7.0356	50.56%
308	########	143,102.42	6,077.84	6.9772	7.0412	50.97%
309	########	137,487.78	5,887.41	6.9773	7.0559	51.39%
310	########	132,044.42	5,702.39	6.9775	7.0700	51.82%
311	1/25/2031	126,767.53	5,522.63	6.9786	7.0849	52.28%
312	2/25/2031	121,652.46	5,348.08	6.9864	7.0993	52.75%
313	3/25/2031	116,694.73	5,178.41	7.0401	7.1116	53.25%
314	4/25/2031	111,889.86	5,013.56	7.0601	7.1043	53.77%
315	5/25/2031	107,233.55	4,853.41	7.0616	7.0896	54.31%
316	6/25/2031	102,721.62	4,697.83	7.0630	7.0751	54.88%
317	7/25/2031	98,350.02	4,546.70	7.0634	7.0598	55.48%
318	8/25/2031	94,114.79	4,399.81	7.0567	7.0453	56.10%
319	9/25/2031	90,012.04	4,257.19	6.9940	7.0323	56.75%
320	########	86,038.08	4,118.67	6.9746	7.0354	57.44%
321	########	82,189.28	3,984.13	6.9747	7.0454	58.17%
322	########	78,462.11	3,853.44	6.9748	7.0548	58.93%
323	1/25/2032	74,853.11	3,726.52	6.9758	7.0650	59.74%
324	2/25/2032	71,358.96	3,603.28	6.9811	7.0745	60.59%
325	3/25/2032	67,976.40	3,483.57	7.0176	7.0828	61.50%
326	4/25/2032	64,702.26	3,367.32	7.0309	7.0778	62.45%
327	5/25/2032	61,533.45	3,254.42	7.0318	7.0678	63.47%
328	6/25/2032	58,466.97	3,144.80	7.0329	7.0580	64.55%
329	7/25/2032	55,499.91	3,038.35	7.0331	7.0475	65.69%
330	8/25/2032	52,629.43	2,934.98	7.0287	7.0379	66.92%
331	9/25/2032	49,852.76	2,834.63	6.9859	7.0298	68.23%
332	########	47,167.24	2,737.20	6.9727	7.0367	69.64%
333	########	44,570.25	2,642.62	6.9729	7.0514	71.15%
334	########	42,059.25	2,550.80	6.9730	7.0656	72.78%
335	1/25/2033	39,631.79	2,461.68	6.9740	7.0806	74.54%
336	2/25/2033	37,285.45	2,375.19	6.9817	7.0950	76.44%
337	3/25/2033	35,017.91	2,291.22	7.0361	7.1073	78.52%
338	4/25/2033	32,826.89	2,209.72	7.0562	7.0998	80.78%
339	5/25/2033	30,710.17	2,130.62	7.0575	7.0848	83.25%
340	6/25/2033	28,665.60	2,053.86	7.0588	7.0701	85.98%
341	7/25/2033	26,691.10	1,979.38	7.0590	7.0545	88.99%
342	8/25/2033	24,784.62	1,907.09	7.0522	7.0398	92.34%
343	9/25/2033	22,944.18	1,836.96	6.9887	7.0270	96.07%
344	########	21,167.86	1,768.92	6.9691	7.0326	100.28%
345	########	19,453.80	1,702.92	6.9691	7.0471	105.04%
346	########	17,800.16	1,638.89	6.9691	7.0611	110.49%
347	1/25/2034	16,205.19	1,576.78	6.9700	7.0759	116.76%
348	2/25/2034	14,667.16	1,516.55	6.9777	7.0901	124.08%
349	3/25/2034	13,184.39	1,458.12	7.0314	7.1022	132.71%
350	4/25/2034	11,755.26	1,401.46	7.0513	7.0942	143.06%
351	5/25/2034	10,378.18	1,346.52	7.0525	7.0787	155.69%
352	6/25/2034	9,051.60	1,293.24	7.0537	7.0634	171.45%
353	7/25/2034	7,774.03	1,241.59	7.0539	7.0473	191.65%
354	8/25/2034	6,544.01	1,191.53	7.0467	7.0320	218.50%
355	9/25/2034	5,360.11	1,145.12	6.9813	7.0187	256.36%
356	########	4,220.67	1,100.57	6.9611	7.0237	312.91%
357	########	3,124.55	1,057.18	6.9609	7.0376	406.02%

358	########	2,070.69	1,014.21	6.9608	7.0510
359	1/25/2035	1,058.72	966.92	6.9617	7.0652
360	2/25/2035	93.01	93.24	6.969	7.0787
Total					